File No. 812-13431

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SIXTH AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF
THE INVESTMENT COMPANY ACT OF 1940
AND AN ORDER FOR EXEMPTION PURSUANT TO SECTION 17(b) OF
THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT L
1300 South Clinton Street
Fort Wayne, IN 46802

And

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT L
100 Madison Street, Suite 1860
Syracuse, NY  13202

And

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
1300 South Clinton Street
Fort Wayne, IN 46802

Communications, Notice and Order to:

Mary Jo Ardington, Esq.
Associate General Counsel
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Copies to:

Robert O. Sheppard, Esq.
General Counsel
Lincoln Life & Annuity Company of New York
100 Madison Street, Suite 1860
Syracuse, NY  13202

November 22, 2011

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the matter of:	)
)
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY	)	SIXTHAMENDED AND RESTATED APPLICATION FOR AN ORDER
	)	OF APPROVAL PURSUANT TO
LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT L	)	SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF
	)	1940, AS AMENDED
1300 South Clinton Street	)	AND
Fort Wayne, IN 46802)		AN ORDER OF EXEMPTION
	)	PURSUANT TO SECTION 17(b)
LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK	)	OF THE INVESTMENT COMPANY ACT OF 1940 FROM
	)	SECTION 17(a) OF THE
LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT L	)	INVESTMENT COMPANY ACT OF 1940
)
100 Madison Street, Suite 1860)
Syracuse, NY 13202)
)
LINCOLN VARIABLE INSURANCE PRODUCTS TRUST	) )
)
1300 South Clinton Street	)
Fort Wayne, IN 46802)
)
File No. 812-13431)

I.           INTRODUCTION
The Lincoln National Life Insurance Company (“Lincoln Life”), Lincoln Life & Annuity Company of New York (“LNY” and, together with Lincoln Life, the “Insurance Companies”), Lincoln National Variable Annuity Account L (“Lincoln Life Account L”), and Lincoln Life & Annuity Variable Annuity Account L (“Lincoln New York  Account L” and, together with Lincoln Life Account L, the “Accounts”) (hereinafter collectively, the “Section 26 Applicants”) hereby file a sixth amended and restated application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the substitution of securities issued by certain management investment companies and held by the Accounts to support certain group variable annuity contracts (the “Contracts”) issued by the Section 26 Applicants, as follows: (1) shares of the AllianceBernstein Variable Products Series Fund, Inc. (“AllianceBernstein VPS”) Growth and Income Portfolio (Class B) being substituted for shares of the AllianceBernstein VPS Growth Portfolio (Class B); (2) shares of the LVIP SSgA S&P 500 Index Fund (Standard Class) being substituted for shares of the Dreyfus Stock Index Fund; (3) shares of the LVIP SSgA Small-Cap Index Fund (Standard Class) being substituted for shares of the Dreyfus Variable Investment Fund (“Dreyfus VIF”) Opportunistic Small Cap Portfolio (Initial Class); (4) shares of the LVIP SSgA Small-Cap Index Fund (Standard Class) being substituted for shares of the DWS Small Cap Index VIP (Class A); ; (5) shares of the LVIP SSgA S&P 500 Index Fund (Standard Class) being substituted for shares of the Janus Aspen Worldwide  Portfolio (Institutional Class); (6) shares of the LVIP SSgA S&P 500 Index Fund (Standard Class) being substituted for shares of the Neuberger Berman Advisers Management Trust (“Neuberger Berman AMT”) Partners Portfolio (I Class); (9 and (7) shares of the LVIP Mondrian International Value Fund (Standard Class) being substituted for shares of the T. Rowe Price International Stock Portfolio.
The Section 26 Applicants and Lincoln Variable Insurance Products Trust (collectively, the “Section 17 Applicants”) also request an order from the Commission pursuant to Section 17(b) of the Act exempting them from Section 17(a) of the Act to the extent necessary to permit them to effectuate the proposed substitutions by redeeming a portion of the securities of one or more of the Existing Funds1  in-kind and using those securities received to purchase shares of the Replacement Funds2 (as defined herein) (the “In-Kind Transfers”).

1The following funds are referred to as Existing Funds: AllianceBernstein VPS Growth Portfolio – Class B (File Nos. 811-5398; 33-18647); Dreyfus Stock Index Fund, Inc. (File Nos. 811-5719; 33-27172); Dreyfus VIF Opportunistic Small Cap Portfolio – Initial Class (File Nos. 811-5125; 33-13690); DWS Small Cap Index Fund VIP – Class A (File Nos. 811-7507; 33-0479 ); Janus Aspen Worldwide  Portfolio – Institutional Class (File Nos. 811-7736; 33-63212); Neuberger Berman AMT Partners Portfolio – I Class (File Nos. 811-4255; 2-88566); T. Rowe Price International Stock Portfolio (File Nos. 811-07145; 33-52171).

2The following funds are referred to as Replacement Funds: AllianceBernstein VPS Growth and Income Portfolio – Class B (File Nos. 811-5398; 33-18647); LVIP SSgA S&P 500 Fund – Standard Class (File Nos. 811-8090; 33-70742); LVIP SSgA Small-Cap Index Fund – Standard Class (File Nos. 811-8090; 33-70742); LVIP Mondrian International Value Fund – Standard Class (File Nos. 811-8090; 33-70742).

II.           STATEMENT OF FACTS

A.           The Section 26 Applicants

1.           Lincoln Life

Lincoln Life is a stock life insurance company incorporated under the laws of Indiana on June 12, 1905.  Lincoln Life is principally engaged in offering life insurance policies and annuity policies, and ranks among the largest United States stock life insurance companies in terms of assets and life insurance in force.  Lincoln Life is licensed in all states (except New York) and the District of Columbia, Guam, and the Virgin Islands.  As of December 31, 2010, Lincoln Life’s statutory admitted assets were in excess of $158.4 billion.  For purposes of the Act, Lincoln Life is the depositor and sponsor of Lincoln Life Account L as those terms have been interpreted by the Commission with respect to variable annuity separate accounts.
Lincoln Life is wholly owned by Lincoln National Corporation (“LNC”), a publicly held insurance holding company incorporated under Indiana law on January 5, 1968.  The principal office of Lincoln Life is located at 1300 South Clinton Street, Fort Wayne, Indiana 46802.  The principal office of LNC is located at Radnor Financial Center, 150 Radnor Chester Road, Radnor, Pennsylvania, 19087.  Lincoln Financial Group (“LFG”) is the marketing name for LNC and its affiliates.  With headquarters in Radnor, LNC has consolidated assets of $193.8 billion and had consolidated revenues of $10.4 billion in 2010.  Through its wealth accumulation and protection businesses, the company provides annuities; life, group life and disability insurance; 401(k) and 403(b) plans; savings plans; and comprehensive financial planning and advisory services.
2.           LNY

LNY is a life insurance company founded under the laws of New York on June 6, 1996.  LNY is principally engaged in offering life insurance policies and annuity policies.  As of December 31, 2010, LNY’s statutory-basis admitted assets were in excess of $9.9 billion.  For purposes of the Act, LNY is the depositor and sponsor of Lincoln New York Account L as those terms have been interpreted by the Commission with respect to variable annuity separate accounts.

 The principal office of LNY is located at 100 Madison Street, Suite 1860, Syracuse, New York 13202.  LNY is a subsidiary of Lincoln Life.
3.           The Accounts

Under state law, the assets of each Account are equal to the reserves and other contract liabilities with respect to that Account, and are held separately from all other assets of Lincoln Life and LNY, for the benefit of the contractowners of, and the persons entitled to payment under, contracts issued through the Accounts.  Consequently, such assets are not chargeable with liabilities arising out of any other business Lincoln Life or LNY may conduct.  The Accounts are comprised of sub-accounts established to receive and invest net purchase payments under the Contracts.  Each sub-account invests exclusively in the shares of a specified portfolio and supports the Contracts.  The income, gains and losses, realized or unrealized, from the assets allocated to each sub-account will be credited to or charged against that sub-account without regard to other income, gains or losses of Lincoln Life or LNY.  The Accounts meet the definition of a “separate account” in Rule 0-1(e) under the Act.
The Board of Directors of Lincoln Life established Lincoln Life Account L on April 29, 1996 pursuant to the laws of the State of Indiana as a unit investment trust.  Lincoln Life Account L is registered under the Act as a unit investment trust (File No. 811-07645).3  The assets of Lincoln Life Account L support certain Contracts, and interests in Lincoln Life Account L offered through such Contracts have been registered under the Securities Act of 1933 (“1933 Act”) on Form N-4 (File No. 333-04999).
The Board of Directors of LNY established Lincoln New York Account L on July 24, 1996 pursuant to the laws of the State of New York as a unit investment trust.  Lincoln New York Account L is also registered under the Act as a unit investment trust (File No. 811-07785).  The

3 Pursuant to Rule 0-4 under the Act, these files and other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

assets of Lincoln New York Account L support certain Contracts, and interests in Lincoln New York Account L offered through such Contracts have been registered under the 1933 Act on Form N-4 (File No. 333-10805).
The Accounts are each divided into sub-accounts that invest in underlying funds or portfolios (each a “Fund”, together the “Funds”).  Each separate Fund is registered under the 1933 Act on Form N-1A.  See Appendix A for a listing of the Funds’ investment objectives and advisors.
B.           The Section 17 Applicants

1.	The Section 26 Applicants

The Section 17 Applicants consist of the Section 26 Applicants and the Lincoln Variable Insurance Products Trust (the “Trust”).
2.	The Trust

Shares of the Trust are sold exclusively to insurance company separate accounts to fund benefits under variable annuity contracts and variable life insurance policies, and to employer pension and profit-sharing plans.
The Trust is organized as a Delaware statutory trust. It is registered as an open-end management investment company under the  Act and its shares are registered under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A (see File Nos. 811-08090 and 033-70742). The Trust is a series investment company and currently offers 62 separate series (each an “LVIP Fund” and collectively, the “LVIP Funds”).
Lincoln Investment Advisors Corporation (“LIA”) is a registered investment adviser (IARD No. 131181) and an affiliate of the Section 26 Applicants. LIA currently serves as investment adviser (“Adviser”) to each of the LVIP Funds pursuant to an investment management agreement between the Trust, on behalf of each LVIP Fund, and LIA (the “Management Agreement”). LIA employs a sub-advised strategy for the LVIP Funds which are discussed in this Application, whereby LIA serves as a “manager of managers” and delegates the fund management responsibilities for each LVIP Fund to one or more third party investment advisors (each a “Sub-Adviser”) via investment advisory agreements (“Sub-Advisory Agreements”).
Pursuant to the Management Agreement, LIA’s responsibilities include general management of each LVIP Fund, including full discretion to (i) select a new sub-adviser or an additional Sub-Adviser for each LVIP Fund; (ii) terminate a Sub-Adviser for each LVIP Fund; (iii) enter into, modify, and terminate Sub-Advisory Agreements; and (iv) allocate and reallocate an LVIP Fund’s assets among the Adviser and one or more Sub-Advisers.  In addition, the Adviser monitors and reports to the Trust’s Board of Trustees on the performance of each Sub-Adviser relative to such Sub-Adviser’s responsibilities of complying with the investment objectives, policies, and restrictions of any LVIP Fund under the management of such Sub-Adviser.
The Trust received an exemptive order from the Commission on March 31, 2010 (Investment Company Act of 1940 Release No. 29197, File No. 812-13732) (the “Manager of Managers Order”) that permits the Adviser, subject to certain conditions, including approval of the Trust’s Board of Trustees, and without the approval of shareholders, to: (i) select a new Sub-Adviser or additional Sub-Adviser for each LVIP Fund; (ii) terminate any existing Sub-Adviser and/or replace the Sub-Adviser; (iii) enter into new Sub-Advisory Agreements4 and/or materially modify the terms of, or terminate, any existing Sub-Advisory Agreement; and (iv) allocate and reallocate an LVIP Fund’s assets among the Adviser and one or more Sub-Advisers. The prospectus for each LVIP Fund that will be provided to contractowners prior to the substitutions will contain disclosure relating to the Manager of Managers order.

4 Relating to the Trust, the Adviser will not enter into any Sub-Advisory Agreement with any Sub-Adviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust or the Adviser, other than by reason of serving as a Sub-Adviser to an LVIP Fund, without such Sub-Advisory Agreement, including the compensation to be paid thereunder, being approved by the unit holders of any separate account for which that LVIP Fund serves as a funding medium.

If a new Sub-Adviser is retained for an LVIP Fund, contractowners would receive all information about the new Sub-Adviser that would be included in a proxy statement, including any change in disclosure caused by the addition of a new Sub-Adviser.
C.           The Contracts

The Contracts are flexible premium deferred variable annuity contracts issued by Lincoln Life (for Lincoln Life Account L) or LNY (for Lincoln New York Account L).  The Contracts are offered in three versions: Group Variable Annuity (GVA) I, GVA II, and GVA III.  The Contracts are issued as group annuity contracts for use with nonqualified plans and qualified retirement plans, with participants acquiring certain ownership rights as described in the group contract or plan document. Contractowners and participants in group contracts (each a “Contractowner”) may allocate some or all of their contract value among available subaccounts, each of which invests in a different investment portfolio of an underlying mutual fund. Section 26 Applicants reserve the right to substitute shares of one investment option for shares of another investment option, subject to approval of the SEC, if necessary.
Currently, transfers of cash and/or contract value can be made in the number set by the terms of a retirement plan utilizing the Contracts as funding options. There is no charge for a transfer. However, under the GVA III contract, during any one calendar year a participant may make one transfer of up to 20% of their fixed account balance from the fixed account to one or more variable subaccounts. Participants who want to transfer their entire fixed account balance to the variable subaccounts may do so according to specific instructions outlined in the prospectus.  Market timing restrictions may also apply under the Contracts.
Each Contract’s prospectus contains provisions reserving Section 26 Applicants’ right to substitute shares of one investment option for shares of another investment option already purchased or to be purchased in the future if either of the following occurs: (i) shares of a current investment company are no longer available for investment by the Account; or (ii) in the judgment of Section 26 Applicants’ management, further investment in such investment option is inappropriate in view of the purposes of the Contract. In this case, in the judgment of the management of each Section 26 Applicant, and for the purposes of the Contracts, further investment in the Existing Funds is no longer appropriate.
The Section 26 Applicants performed a thorough review of all the investment options available under the Contracts.  Part of that review involved the analysis of poorer performing funds and recommendations for replacement of such poorer performing funds.  In addition, in an effort to expand upon fund family capabilities, the Section 26 Applicants added additional funding options to certain of the Contracts. Currently, the Contracts offer fifty-three investment options from thirteen different fund families.  All of the Replacement Funds that correspond to the Existing Funds are available as investment options in the Contracts except for LVIP SSgA S&P 500 Index Fund (Standard Class) and LVIP SSgA Small-Cap Index Fund (Standard Class).  The LVIP SSgA S&P 500 Index Fund and the LVIP SSgA Small-Cap Index Fund will be added to the Contracts prior to the substitution.  The reduction in available funds subsequent to the proposed fund substitutions will have no impact on the current asset class coverage offered in the Contracts. The substitutions will not negatively impact the ability of Contractowners to choose from a variety of funds available in these Contracts, it will however reduce some asset class fund redundancies.  If the proposed substitutions take place, the Contracts will offer forty-eight investment options from ten different fund families.
III.           THE PROPOSED SUBSTITUTIONS
A.           Proposed Substitutions
Section 26 Applicants have determined that several existing Funds offered under the Contracts warrant replacement.  Specifically, the Section 26 Applicants propose to replace shares of the Existing Funds with shares of the Replacement Funds outlined in the chart below.
Each of the Insurance Companies, on its own behalf and on behalf of its Separate Account, proposes to exercise its contractual right to substitute a different underlying mutual fund for one of the current underlying mutual funds available under the Contracts. In particular, the Section 26

Applicants request an order from the Commission pursuant to Section 26(c) of the Act approving the proposed Substitutions of shares of the following funds listed below as “Replacement Funds” for shares of the corresponding underlying mutual funds (the “Existing Funds”), as shown in the following table:
Ref No.	Existing Funds	Replacement Funds
1	AllianceBernstein Variable Products Series Funds, Inc. – AllianceBernstein VPS Growth Portfolio: Class B	AllianceBernstein Variable Products Series Funds, Inc. – AllianceBernstein VPS Growth and Income Portfolio: Class B
2	Dreyfus Variable Investment Fund – Dreyfus Stock Index Fund, Inc.: Initial Class	Lincoln Variable Insurance Products Trust – LVIP SSgA S&P 500 Index Fund: Standard Class
3	Dreyfus Variable Investment Fund – Dreyfus VIF Opportunistic Small Cap Portfolio: Initial Class	Lincoln Variable Insurance Products Trust – LVIP SSgA Small-Cap Index Fund: Standard Class
4	DWS Investments VIT Funds – DWS Small Cap Index VIP: Class A	Lincoln Variable Insurance Products Trust – LVIP SSgA Small-Cap Index Fund: Standard Class
5	Janus Aspen Series – Janus Aspen Worldwide Portfolio: Institutional Class	Lincoln Variable Insurance Products Trust – LVIP SSgA S&P 500 Index Fund: Standard Class
6	Neuberger Berman Advisers Management Trust – Neuberger Berman AMT Partners Portfolio: I Class	Lincoln Variable Insurance Products Trust – LVIP SSgA S&P 500 Index Fund: Standard Class
7	T. Rowe Price International Series, Inc. – T. Rowe Price International Stock Portfolio	Lincoln Variable Insurance Products Trust – LVIP Mondrian International Value Fund: Standard Class

The substitutions proposed herein are part of an overall business plan of the Section 26 Applicants to make their respective products, including the Contracts, more competitive and more efficient to administer and oversee.  Section 26 Applicants assert their belief that reducing the number of nonproprietary funds will: (a) provide the Section 26 Applicants with more control over fund changes that affect the Contracts; and (b) promote their goals of increasing administrative efficiency of, and control over, their Contracts as most of the Replacement Funds are part of their proprietary fund family. The proposed substitutions are consistent with this business plan, involve Funds with sufficiently similar investment objectives, and after the substitutions, Contractowners will have reasonable continuity in investment expectations and will be invested in Funds in which either performance has been comparable or better or whose fees have been lower on a historical basis.
The Section 17 Applicants also request an order of the Commission pursuant to Section 17(b) of the Act exempting them from Section 17(a) of the Act to the extent necessary to permit them to carry out the In-Kind Transactions.
B.           Description and Comparisons of the Funds
The following chart lists the Adviser and Sub-Adviser for each Fund, along with fund assets as of 6/30/10, BETA numbers5 and principal risks and risk disparities.

Substitution 1
	Existing Fund	Replacement Fund
Fund Name	AllianceBernstein VPS Growth Portfolio (Class B), a portfolio of the AllianceBernstein Variable Products Series Fund, Inc.	AllianceBernstein VPS Growth and Income Portfolio (Class B), a portfolio of the AllianceBernstein Variable Products Series Fund, Inc.
Adviser	Alliance Capital Management, L.P.	Alliance Capital Management, L.P.
Subadviser	N/A	N/A
Fund Asset Level as of 6/30/11	$95,400,000	$972,300,000
Percentage of Fund Assets moving to Replacement Fund	2.1% ($2,000,000)	N/A
Percentage of Fund Assets in Derivatives	0.0%	0.0%
Percentage of Fund Assets in Foreign Securities	4.2%	3.7%
Percentage of Fund Assets in Below Investment Grade Bonds	N/A	N/A

5 BETA reflects the sensitivity of the Fund’s returns to fluctuations in the market index – S&P 500 (the BETA for the market index equals 1.00 by definition). A BETA greater than 1.00 indicates above average volatility (i.e., the higher the BETA, the greater the risk).  A BETA of less than 1.00 indicates below average volatility and thus lower risk.  These fluctuations and volatility comparisons are industry standards used to compare or determine risk.  In addition, a 3-year time frame for these comparisons is generally more meaningful than shorter time periods.

Percentage of Fund Assets in Mortgage-Backed Securities	N/A	N/A
BETA (3-year period ending 6/30/11 vs. S&P 500-Index)	1.0	1.0
Principal Risks	• Market Risk • Derivatives Risk • Capitalization Risk • Management Risk	• Market Risk • Foreign (Non-U.S.) Risk • Currency Risk • Industry/Sector Risk • Derivatives Risk • Management Risk
Significant Principal Risk Disparities		• Foreign (Non-U.S.) Risk • Currency Risk
Derivatives - non-hedging	Portfolio may, but is not required to, use derivatives for risk management purposes or as part of its investment strategies. Portfolio may use derivatives to earn income and enhance returns.	Portfolio may, but is not required to, use derivatives for risk management purposes or as part of its investment strategies. Portfolio may use derivatives to earn income and enhance returns.
Derivatives - hedging	Portfolio may use derivatives to hedge or adjust the risk profile of a portfolio, to replace more traditional direct investments and to obtain exposure to otherwise inaccessible markets	Portfolio may use derivatives to hedge or adjust the risk profile of a portfolio, to replace more traditional direct investments and to obtain exposure to otherwise inaccessible markets
Foreign Securities
The Portfolio invests some portion of its assets in securities denominated in, and receives revenues in, foreign currencies and will be adversely affected by reductions in the value of those currencies relative to the U.S. Dollar.

The Portfolio invests some portion of its assets in securities denominated in, and receives revenues in, foreign currencies and will be adversely affected by reductions in the value of those currencies relative to the U.S. Dollar.

Below Investment Grade Bonds	N/A	N/A
Mortgage-Backed Securities	N/A	N/A

Substitution 2
	Existing Fund	Replacement Fund
Fund Name	Dreyfus Stock Index Fund, Inc. (Initial Class), a portfolio of Dreyfus Variable Investment Fund	LVIP SSgA S&P 500 Index Fund (Standard Class), a series of Lincoln Variable Insurance Products Trust
Adviser	The Dreyfus Corporation	Lincoln Investment Advisors Corporation

Subadviser	N/A	SSgA Funds Management, Inc.
Fund Asset Level as of 6/30/11	$1,791,000,000	$1,160,000,000
Percentage of Fund Assets moving to Replacement Fund	4.8% ($86,500,000)	N/A
Percentage of Fund Assets in Derivatives	<3.0%	<2.5%
Percentage of Fund Assets in Foreign Securities	<0.5%	N/A
Percentage of Fund Assets in Below Investment Grade Bonds	N/A	N/A
Percentage of Fund Assets in Mortgage-Backed Securities	N/A	N/A
BETA (3-year period ending 6/30/11 vs. S&P 500-Index)	1.0	1.0
Principal Risks	• Risks of Stock Investing • Indexing Strategy Risk	• Market Risk • Passive Management Risk • Futures Risk • Fund of Funds Risk
Investment Risks (but not listed as Principal Risks)	• Stock Index Futures Risk • Securities Lending Risk	•
Significant Principal Risk Disparities		• Fund of Funds Risk

Derivatives - non-hedging	Fund may invest in stock index futures contracts whose performance is tied to the S&P 500 Index. Fund may purchase and sell stock index futures contracts.	Fund may invest in derivatives instruments such as options on securities, spreads and straddles, OTC options, futures contracts, and options on futures contracts.
Derivatives - hedging
Fund may invest in, or enter into, derivatives, such as stock index futures, in anticipation of taking a market position when, in the opinion of the Fund’s Advisers, available cash balances doe no permit an economically efficient trade in the cash market, to hedge dividend accruals or to meet liquidity needs.  Derivatives may provide a cheaper, quicker or more specifically focused way for the Fund to invest than “traditional” securities.

Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index.  Stock Index futures may be used to hedge the equity portion of the Fund with regard to market risk, as distinguished from stock-specific risk.

Foreign Securities	N/A	N/A
Below Investment Grade Bonds	N/A	N/A
Mortgage-Backed Securities	N/A	N/A

Substitution 3
	Existing Fund	Replacement Fund
Fund Name	Dreyfus VIF Opportunistic Small Cap Portfolio (Initial Class), a portfolio of Dreyfus Variable Investment Fund	LVIP SSgA Small-Cap Index Fund (Standard Class), a series of Lincoln Variable Insurance Products Trust
Adviser	The Dreyfus Corporation	Lincoln Investment Advisors Corporation
Subadviser	N/A	SSgA Funds Management, Inc.
Fund Asset Level as of 6/30/11	$205,000,000	$350,200,000
Percentage of Fund Assets moving to Replacement Fund	21.6% ($44,200,000)	N/A
Percentage of Fund Assets in Derivatives	0.0%	2.1%
Percentage of Fund Assets in Foreign Securities	1.0%	N/A
Percentage of Fund Assets in Below Investment Grade Bonds	N/A	N/A
Percentage of Fund Assets in Mortgage-Backed Securities	N/A	N/A

BETA (3-year period ending 6/30/11vs. S&P 500-Index)	1.3	1.2
Principal Risks	• Risk of Stock Investing • Market Sector Risk • Small and Midsize Company Risk • Growth and Value Stock Risk	• Market Risk • Passive Management Risk • Small-Cap Companies Risk • Futures Risk Fund of Funds Risk
Investment Risks (but not listed as Principal Risks)	• Foreign Investment Risk • Foreign Investment Risk • IPO Risk • Short Sale Risk • Exchange-traded Fund Risk • Leveraging Risk
Significant Principal Risk Disparities		• Fund of Funds Risk • Passive Management Risk
Derivatives - non-hedging
Fund may use derivatives, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates), forward contracts and swaps, as a substitute for investing directly in an underlying asset, to increase returns, or as part of a hedging strategy.
Fund may invest in derivatives instruments such as options on securities, spreads and straddles, OTC options, futures contracts, and options on futures contracts.
Derivatives – hedging	Fund may engage in short-selling, typically for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.
Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the Russell 2000 Index.  Stock Index futures may be used to hedge the equity portion of the Fund with regard to market risk, as distinguished from stock-specific risk.

Foreign Securities	Fund may invest up to 15% of its assets in foreign securities.	N/A
Below Investment Grade Bonds	N/A	N/A
Mortgage-Backed Securities	N/A	N/A

Substitution 4
	Existing Fund	Replacement Fund
Fund Name	DWS Small Cap Index VIP (Class A), a portfolio of DWS Investments VIT Funds	LVIP SSgA Small-Cap Index Fund (Standard Class), a series of Lincoln Variable Insurance Products Trust
Adviser	Deutsche Asset Management, Inc.	Lincoln Investment Advisors Corporation
Subadviser	Northern Trust Investments, N.A.	SSgA Funds Management, Inc.
Fund Asset Level as of 6/30/11	$345,400,000	$350,200,000
Percentage of Fund Assets moving to Replacement Fund	1.1% ($3,800,000)	N/A
Percentage of Fund Assets in Derivatives	<3.0%	2.1%
Percentage of Fund Assets in Foreign Securities	<1.0%	N/A
Percentage of Fund Assets in Below Investment Grade Bonds	N/A	N/A
Percentage of Fund Assets in Mortgage-Backed Securities	N/A	N/A
BETA (3-year period ending 6/30/11vs. S&P 500-Index)	1.2	1.2
Principal Risks	• Stock Market Risk • Indexing Risk • Small Company Risk • Derivatives Risk • Securities Lending Risk • Counterparty Risk • Liquidity Risk • Pricing Risk	• Market Risk • Passive Management Risk • Small-Cap Companies Risk • Futures Risk • Fund of Funds Risk
Significant Principal Risk Disparities	• Securities Lending Risk • Counterparty Risk • Liquidity Risk	• Fund of Funds Risk
Derivatives - non-hedging
Portfolio may use various types of derivatives (contracts whose value is based on, for example, indices, currencies or securities) for hedging, risk management or non-hedging purposes to seek to enhance potential gains.  Fund may use derivatives as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions or other needs.
Fund may invest in derivatives instruments such as options on securities, spreads and straddles, OTC options, futures contracts, and options on futures contracts.

Derivatives - hedging	Portfolio may use derivatives for hedging purposes to seek to enhance potential gains.
Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the Russell 2000 Index.  Stock Index futures may be used to hedge the equity portion of the Fund with regard to market risk, as distinguished from stock-specific risk.

Foreign Securities	N/A	N/A
Below Investment Grade Bonds	N/A	N/A
Mortgage-Backed Securities	N/A	N/A

Substitution 5
	Existing Fund	Replacement Fund
Fund Name	Janus Aspen Worldwide Portfolio (Institutional Class), a portfolio of Janus Aspen Series	LVIP SSgA S&P 500 Index Fund (Standard Class), a series of Lincoln Variable Insurance Products Trust
Adviser	Janus Capital Management, LLC	Lincoln Investment Advisors Corporation
Subadviser	N/A	SSgA Funds Management, Inc.
Fund Asset Level as of 6/30/11	$798,000,000	$1,160,000,000
Percentage of Fund Assets moving to Replacement Fund	2.2% ($18,300,000)	N/A
Percentage of Fund Assets in Derivatives	<1.1%	<2.5%
Percentage of Fund Assets in Foreign Securities	53.0%	N/A
Percentage of Fund Assets in Below Investment Grade Bonds	N/A	N/A
Percentage of Fund Assets in Mortgage-Backed Securities	N/A	N/A
BETA (3-year period ending 6/30/11vs. S&P 500-Index)	1.0	1.0

Principal Risks	• Foreign Exposure Risk • Emerging Markets Risk • Market Risk • Growth Securities Risk • Derivatives Risk • Securities Lending Risk	• Market Risk • Passive Management Risk • Futures Risk • Fund of Funds Risk
Significant Principal Risk Disparities	• Foreign Exposure Risk • Emerging Markets Risk • Securities Lending Risk	• Fund of Funds Risk
Derivatives - non-hedging	Portfolio may invest its assets in derivatives (by taking long and/or short positions). Portfolio may use derivatives to earn income and enhance returns.	Fund may invest in derivatives instruments such as options on securities, spreads and straddles, OTC options, futures contracts, and options on futures contracts.
Derivatives - hedging	Portfolio may use derivatives to for different purposes, including hedging to offset risks associated with an investment, currency exposure, or market conditions.
Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index.  Stock Index futures may be used to hedge the equity portion of the Fund with regard to market risk, as distinguished from stock-specific risk.

Foreign Securities	Portfolio normally invests in issuers from several different countries, including the United States. Portfolio may have significant exposure to emerging markets.	N/A
Below Investment Grade Bonds	N/A	N/A
Mortgage-Backed Securities	N/A	N/A

Substitution 6
	Existing Fund	Replacement Fund
Fund Name	Neuberger Berman AMT Partners Portfolio (I Class), a portfolio of Neuberger Berman Advisers Management Trust	LVIP SSgA S&P 500 Index Fund (Standard Class), a series of Lincoln Variable Insurance Products Trust
Adviser	Neuberger Berman Management, Inc.	Lincoln Investment Advisors Corporation
Subadviser	Neuberger Berman, LLC	SSgA Funds Management, Inc.
Fund Asset Level as of 6/30/11	$97,000,000	$1,160,000,000
Percentage of Fund Assets moving to Replacement Fund	10.9% ($10,600,000)	N/A

Percentage of Fund Assets in Derivatives	0.0%	<2.5%
Percentage of Fund Assets in Foreign Securities	17.3%	N/A
Percentage of Fund Assets in Below Investment Grade Bonds	N/A	N/A
Percentage of Fund Assets in Mortgage-Backed Securities	N/A	N/A
BETA (3-year period ending 6/30/11vs. S&P 500-Index)	1.4	1.0
Principal Risks	• Stock Market Volatility • Market Capitalization Risk • Value Investing Risk • Sector Risk • Foreign Risk • Arbitrage Risk • Currency Risk • Issuer Specific Risk • Recent Market Conditions Risk	• Market Risk • Passive Management Risk • Futures Risk • Fund of Funds Risk
Significant Principal Risk Disparities	• Foreign Risk • Arbitrage Risk • Currency Risk	• Fund of Funds Risk
Derivatives - non-hedging
Portfolio may purchase and sell interest rate futures contracts, stock futures contracts, and foreign currency futures contracts. Portfolio may write covered call options and may purchase call options on securities. Portfolio may write and purchase put options on securities.
		Fund may invest in derivatives instruments such as options on securities, spreads and straddles, OTC options, futures contracts, and options on futures contracts.
Derivatives - hedging
Portfolio may purchase and sell futures contracts and may purchase and sell options thereon in an attempt to hedge against changes in the prices of securities or, in the case of foreign currency futures and options thereon, to hedge against prevailing currency exchange rates.

Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index.  Stock Index futures may be used to hedge the equity portion of the Fund with regard to market risk, as distinguished from stock-specific risk.

Foreign Securities
Portfolio may not invest more than 20% of the value of its total assets in securities of foreign issuers, provided that this limitation shall not apply to foreign securities denominated in U.S. dollars, including American Depository Receipts (“ADRs”).
		N/A

Below Investment Grade Bonds	N/A	N/A
Mortgage-Backed Securities	N/A	N/A

Substitution 7
	Existing Fund	Replacement Fund
Fund Name	T. Rowe Price International Stock Portfolio, a portfolio of T. Rowe Price International Series, Inc.	LVIP Mondrian International Value Fund (Standard Class), a series of Lincoln Variable Insurance Products Trust
Adviser	T. Rowe Price International/Fleming	Lincoln Investment Advisors Corporation
Subadviser	N/A	Mondrian Investment Partners Limited
Fund Asset Level as of 6/30/11	$321,700,000	$672,700,000
Percentage of Fund Assets moving to Replacement Fund	7.0% ($22,500,000)	N/A
Percentage of Fund Assets in Derivatives	<1.0%	0.0%
Percentage of Fund Assets in Foreign Securities	92.4%	98.6%
Percentage of Fund Assets in Below Investment Grade Bonds	N/A	N/A
Percentage of Fund Assets in Mortgage-Backed Securities	N/A	N/A
BETA (3-year period ending 6/30/11vs. S&P 500-Index)	1.1	0.9
Principal Risks	• Active Management Risk • Risks of Stock Investing • Foreign Investing Risk • Investment Style Risk	• Market Risk • Value Stocks Risk • Foreign Securities Risk • Emerging Markets Risk • Fund of Funds Risk
Significant Principal Risk Disparities		• Fund of Funds Risk

Derivatives - non-hedging
Portfolio may use futures and options in keeping with its objective.  Initial margin deposits on futures and premiums on options used for non-hedging purposes will not exceed 5% of net asset value.  The total market value of securities covering call or put options may not exceed 25% of total assets.  No more than 5% of total assets will be committed to premiums when purchasing call or put options.

Fund may invest in derivatives instruments such as options on securities, spreads and straddles, OTC options, futures contracts, and options on futures contracts.  Fund may enter into contracts for the purchase or sale for future delivery of foreign currencies or contracts based on financial indices including foreign government securities and equity securities.

Derivatives - hedging	Portfolio may engage in foreign currency hedging programs, but under normal conditions the Portfolio does not engage in extensive foreign currency hedging programs.	The Fund may purchase or sell currency futures and may purchase and write currency options to increase or decrease its exposure to different foreign currencies.
Foreign Securities	Portfolio expects to invest substantially all of its assets in stocks outside the U.S. and to diversify broadly among developed and emerging countries throughout the world.
Under normal conditions, the Fund invests at least 65% of its assets in the foreign equity securities of companies located in at least five different countries.  The Fund also holds some foreign equity securities of companies in developing and less developed foreign countries (emerging markets).

Below Investment Grade Bonds	N/A	N/A
Mortgage-Backed Securities	N/A	N/A

A.           Comparison of Investment Objectives and Policies
1.
Although not identical, the investment objectives, policies and strategies of the AllianceBernstein VPS Growth and Income Portfolioare sufficiently consistent with those of the AllianceBernstein VPS Growth Portfolio to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of AllianceBernstein VPS Growth and Income Portfolio is to seek long-term growth of capital.  The Portfolio invests primarily in the equity securities of U.S. companies that the Adviser believes are undervalued, focusing on dividend-paying securities.  The Adviser believes that, over time, a company’s stock price will come to reflect its intrinsic economic value.  The Portfolio may invest in companies of any size and in any industry.  The Portfolio also invests in high-quality securities of non-U.S. issuers.  The Portfolio may enter into derivatives transactions, such as options, futures, forwards, and swap agreements.
The investment objective of AllianceBernstein VPS Growth Portfolio is to seek to provide long-term growth of capital.  The Portfolio invests primarily in a domestic portfolio of equity securities of companies selected by the Advisers for their growth potential within various market sectors.  The Portfolio emphasizes investments in large- and mid-capitalization companies; however, the Portfolio has the flexibility to invest across the capitalization spectrum.  The Portfolio may invest some portion of its assets in securities of foreign issuers which are not publicly traded in the United States.  The Portfolio may enter into, without limit, derivatives transactions, such as options, futures, forwards, or swap agreements.
The investment objectives of the AllianceBernstein VPS Growth and Income Portfolio and the AllianceBernstein VPS Growth Portfolio are substantially similar.  Both Funds seek long-term growth of capital over time with AllianceBernstein VPS Growth and Income Portfolio seeking greater emphasis on undervalued, dividend-paying securities.  While their specific investment strategies differ, both Funds are stock funds seeking primarily domestic stock investments with good long-term growth prospects.  AllianceBernstein VPS Growth and Income Portfolio also seeks good quality dividend paying prospects.  Each Fund normally invests primarily in stocks of large-sized domestic companies with the ability to invest in foreign stocks and medium capitalization stocks as well.  In addition, the AllianceBernstein VPS Growth and Income Portfolio has a similar risk characteristic [as measured by a 3-year BETA vs. the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500 Index”)] than the AllianceBernstein VPS Growth Portfolio. While each of these Funds seeks to achieve its objective through somewhat different investment strategies, an investor in the AllianceBernstein VPS Growth Portfolio is generally attempting to achieve the same long-term goal as that sought by the AllianceBernstein VPS Growth and Income Portfolio investors.  Each Fund has a similar level of principal risks, with the Alliance Bernstein VPS Growth and Income Portfolio having slightly more risks related to foreign securities.

2.           Although not identical, the investment objectives, policies and strategies of the LVIP SSgA S&P 500 Index Fund are sufficiently consistent with those of the Dreyfus Stock Index Fund, Inc. to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of the LVIP SSgA S&P 500 Index Fund is to seek to approximate, as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index. The capitalization range for the S&P 500 Index is $1.7 billion to $431.3 billion. Under normal market conditions, the Fund will invest at least 90% of its assets in the securities of issuers included in the S&P 500 Index.  The Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money. (A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.)  The Fund does allow for other derivative investments besides futures, but the use of other derivative investments is not significant to note as a principal risk.
When evaluating the Fund’s performance, the S&P 500 Index is used as the benchmark.  The Fund may not track the performance of the S&P 500 Index perfectly due to expenses and transaction costs, the size and frequency of cash flow into and out of the Fund, and differences between how and when the Fund and the Index are valued.
The Fund may accept investments from other LVIP fund of funds.  From time to time these funds of funds may change or rebalance their underlying holdings.  This can result in large inflows into or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund.  This constitutes fund of funds risk.
The investment objective of Dreyfus Stock Index Fund, Inc. is to match the total return of the Standard & Poors 500 Composite Stock Price Index.  To pursue this goal, the Fund generally is fully invested in stocks included in the S&P 500 Index and in futures whose performance is tied to the index.  The fund generally invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the index. The S&P 500 Index is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general.  S&P weights each company’s stock in the index by its market capitalization, adjusted by the number of available float shares divided by the company’s total shares outstanding, which means larger companies with more available float shares have greater representation in the index than smaller ones.  The fund attempts to have a correlation between its performance and that of the S&P 500 Index of at least .95 before expenses.  A correlation of 1.00 would mean that the fund and the index were perfectly correlated.  The Fund may use stock index futures contracts whose performance is tied to the S&P 500 Index. While used primarily as a substitute for the sale or purchase of securities, such investments can increase the fund’s volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund’s performance.
The LVIP SSgA S&P 500 Index Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on March 31, 2010, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.
The investment objectives of the LVIP SSgA S&P 500 Index Fund and the Dreyfus Stock Index Fund, Inc. are substantially similar.  Both funds seek to replicate as closely as possible the performance of the S&P 500 Index. The above investment objective comparison is verbatim from each fund’s respective prospectus. Both funds use futures (and have the ability to use other instruments that are not part of the S&P 500 Index) to replicate the index while limiting transaction costs. Additionally, both Funds invest in common stocks of large growth and value companies.
In addition, the LVIP SSgA S&P 500 Index Fund has a similar risk characteristic (as measured by a 3-year BETA vs. the S&P 500 Index) to the Dreyfus Stock Index Fund, Inc.
The Dreyfus Stock Index Fund lists two principal risks: Risks of Stock Investing and Indexing Strategy Risk.  The LVIP SSgA S&P 500 Index Fund has two risks that are similar:  market risk and passive management risk.  Market risk is described as: Prices of securities held by the fund may fall. As a result, your investment may decline in value and you could lose money.  Passive Management Risk is: The fund uses an indexing strategy and does not individually select stocks. The fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor stock performance.  (The Dreyfus Stock Index Fund’s definition of indexing strategy risk is similar to this.)  It is our opinion that although the funds have different labels for risks, the definitions describe similar types of risk.
In short, each of these Funds seeks to achieve its objective through very similar investment strategies. The Applicant believes that the investment objectives of the Funds are not different in a material manner because both Funds seek to replicate the S&P 500 Index. Because of the substantially similar investment strategies of the funds and the immaterial differences in risks, Section 26 Applicants do not believe the substitution will cause any inappropriate impact on Contractowners. An investor in the Dreyfus Stock Index Fund, Inc. is generally attempting to achieve the same long-term goal as that sought by the LVIP SSgA S&P 500 Index Fund investors.

3.           Although not identical, the investment objectives, policies and strategies of the LVIP SSgA Small-Cap Index Fund are sufficiently consistent with those of the Dreyfus VIF Opportunistic Small Cap Portfolio to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of the LVIP SSgA Small-Cap Index Fund is to seek to approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies. The capitalization range for the Russell 2000 Index is $24 million to $6 billion. Under normal circumstances, the Fund intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in derivative instruments, such as stock index futures contracts and options, that provide exposure to the stocks of companies in the Russell 2000 Index.  The fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the Russell 2000 Index.  An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money. (A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.)  The Fund does allow for other derivative investments besides futures, but the use of other derivative investments is not significant to note as a principal risk.

The Fund may accept investments from other LVIP fund of funds.  From time to time these funds of funds may change or rebalance their underlying holdings.  This can result in large inflows into or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund.  This fund also lists passive management risk as a principal risk. The fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor stock performance.  This is a broader definition than indexing risk.
The investment objective of the Dreyfus VIF Opportunistic Small Cap Portfolio is to seek capital growth.  To pursue this goal, the fund currently considers small-cap companies to be those companies with market capitalizations within the range of those in the Russell 2000 Index at the time of purchase.  As of December 31, 2010, the market capitalization range of companies in the Russell 2000 Index was between $24 million to $6 billion.  Because the fund may continue to hold a security whose market capitalization increases or decreases, a substantial portion of the fund’s holdings can have market capitalizations outside the range of the Russell 2000 Index at any given time.  The fund’s stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign issuers, including those purchased in initial public offerings.  The fund may invest up to 15% of its assets in foreign securities.  To pursue its goal, the Portfolio normally invests in 80% of its net assets, plus any borrowings for investment purposes, in the stocks of small-cap companies.  Stocks are selected for the fund’s portfolio based primarily on bottom-up fundamental analysis.  The Portfolio’s portfolio managers use a disciplined investment process that relies, in general, on proprietary fundamental research and valuation.  Generally, elements of the process include analysis of mid-cycle business prospectus, estimation of the intrinsic value of the company and the identification of a revaluation trigger.  Intrinsic value is based on the combination of the valuation assessment of the company’s operating divisions with the firm’s economic balance sheet.  Mid-cycle estimates, growth prospects and competitive advantages are some of the factors used in the valuation assessment.  The Portfolio may make short sales, which involves selling a security it does not own in anticipation that the security’s price will decline. Short sales expose the

Portfolio to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Portfolio. The Portfolio may purchase securities of companies in initial purchase offerings (IPOs) or shortly thereafter. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the portfolio’s performance depends on a variety of factors, including the number of IPOs the Portfolio invests in relative to the size of the Portfolio and whether and to what extent a security purchase in an IPO appreciates or depreciates in value. As a portfolio’s asset base increases, IPOs often have a diminished effect on such portfolio’s performance. The Portfolio currently does not hold ETF securities, but based on the Portfolio’s investment approach it believes that it may invest in underlying ETF securities based on cash flows of the Portfolio and/or to selectively increase or decrease equity sector investment.
The LVIP SSgA Small-Cap Index Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on March 31, 2010, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.
The investment objectives of the LVIP SSgA Small-Cap Index Fund and the Dreyfus VIF Opportunistic Small Cap Portfolio are different; however, both Funds invest in small capitalization stocks.  Additionally, both Funds invest in small, growth-oriented companies and small, value-oriented companies. In addition, the LVIP SSgA Small-Cap Index Fund has a similar risk characteristic (as measured by a Russell 2000 Index proxy 3-year BETA vs. the S&P 500 Index) to the Dreyfus VIF Opportunistic Small Cap Portfolio.  Derivative instruments within passive index funds like the LVIP SSgA Small-Cap Index Fund are meant to be used to reduce securities transaction costs while maintaining similar risk profiles to the index that is being replicated. The Applicant believes that the investment objectives of the Funds are not different in a material manner because both Funds invest in small-capitalization equities.  Because of the substantially similar investment strategies of the funds and the similar risks associated with this asset class, Section 26 Applicants do not believe the substitution will cause any inappropriate impact on Contractowners.
A precedent for this type of substitution appears in a substitution order issued to Lincoln Life relating to the substitution of Scudder VIT Small Cap Index Fund for Dreyfus VIF Opportunistic Small Cap Portfolio (formerly known as Dreyfus VIF Small Cap Portfolio).6
4.
Although not identical, the investment objectives, policies and strategies of the LVIP SSgA Small-Cap Index Fund are sufficiently consistent with those of the DWS VIT Small Cap Index VIP to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of the LVIP SSgA Small-Cap Index Fund is to seek to approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies. The capitalization range for the Russell 2000 Index is $24 million to $6 billion. Under normal circumstances, the Fund intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in derivative instruments, such as stock index futures contracts and options, that provide exposure to the stocks of companies in the Russell 2000 Index.  The fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the Russell 2000 Index.  An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money. (A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a

6 See, e.g., The Lincoln National Life Insurance Company, et. al., Inv. Co. Act Rel. No. 25652 (July 9, 2002) (Order), Inv. Co. Act Rel. No. 25610 (June 12, 2002) (Notice), Substitution 8, File No. 812-11894.

particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.)  The Fund does allow for other derivative investments besides futures, but the use of other derivative investments is not significant to note as a principal risk.
The Fund may accept investments from other LVIP fund of funds.  From time to time these funds of funds may change or rebalance their underlying holdings. This can result in large inflows into or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund. This fund also lists passive management risk as a principal risk. The fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor stock performance. This is a broader definition than indexing risk.
The investment objective of the DWS VIT Small Cap Index VIP is to replicate as closely as possible, before the deduction of expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies.  The portfolio uses quantitative analysis techniques to structure the portfolio to obtain a high correlation to the Russell 2000 Index while remaining as fully invested as possible in all market environments.  Under normal circumstances, the portfolio intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in derivative instruments, such as futures contracts and options, that provide exposure to the stocks of companies in the Russell 2000 Index. The portfolio may invest, to a limited extent, in securities index futures or options, which are types of derivatives. The portfolio will not use these derivatives for speculative purposes. Rather, the portfolio invests in derivatives to keep cash on hand to meet shareholder redemptions or other needs while maintaining exposure to the stock market. Risks associated with derivatives include: the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives used for risk management may not have the intended effects and may result in losses or missed opportunities; the risk that the portfolio will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; the risk of interest rate movements; and the risk that the derivatives transaction could expose the portfolio to the effects of leverage, which could increase the portfolio’s exposure to the market and magnify potential losses.
The LVIP SSgA Small-Cap Index Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on March 31, 2010, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.
The investment objectives of the LVIP SSgA Small-Cap Index Fund and the DWS VIT Small-Cap Index VIP are substantially similar.  Both funds seek to replicate as closely as possible the performance of the Russell 2000 Index.  Additionally, both Funds invest in common stocks of small growth and value companies.  In addition, the LVIP SSgA Small-Cap Index Fund has a similar risk characteristic (as measured by a Russell 2000 Index proxy 3-year BETA vs. the S&P 500 Index) to the DWS VIT Small-Cap Index VIP. In short, each of these Funds seeks to achieve its objective through very similar investment strategies.  The Applicant believes that the investment objectives of the Funds are not different in a material manner because both Funds seek to replicate the Russell 2000 Index.
The LVIP SSgA Small-Cap Index Fund has mitigated the securities lending risk of the DWS fund by not allowing securities lending.  The LVIP fund has also mitigated counterparty risk by trading through futures exchanges with daily margin posting, thus reducing these risks.
Because of the substantially similar investment strategies of the funds and the immaterial differences in risks, Section 26 Applicants do not believe the substitution will cause any inappropriate impact on Contractowners.
5.	Although not identical, the investment objectives, policies and strategies of the LVIP SSgA S&P 500 Index Fund are sufficiently consistent with those of the Janus Aspen Worldwide Portfolio to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of the LVIP SSgA S&P 500 Index Fund is to seek to approximate, as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index. The capitalization range for the S&P 500 Index is $1.7 billion to $431.3 billion. Under normal market conditions, the Fund will invest at least 90% of its assets in the securities of issuers included in the S&P 500 Index.  The Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index.  An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money. (A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.)  The Fund does allow for other derivative investments besides futures, but the use of other derivative investments is not significant to note as a principal risk.  When evaluating the Fund’s performance, the S&P 500 Index is used as the benchmark.  The Fund may not track the performance of the S&P 500 Index perfectly due to expenses and transaction costs, the size and frequency of cash flow into and out of the Fund, and differences between how and when the Fund and the Index are valued.
The Fund may accept investments from other LVIP fund of funds.  From time to time these funds of funds may change or rebalance their underlying holdings.  This can result in large inflows into or large redemptions from the fund, which may increase transaction costs or portfolio turnover for the fund.  This constitutes fund of funds risk.  The Fund also has passive management risk, which means the Fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor stock performance.  The Fund does not participate in a securities lending program.
The investment objective of Janus Aspen Worldwide Portfolio is to seek long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio pursues its investment objective by investing primarily in common stocks of companies of any size located throughout the world.  The Portfolio normally invests in issuers from several different countries, including the United States.  The Portfolio may under unusual circumstances invest in a single country.  The Portfolio may have significant exposure to emerging markets.  The Portfolio may also invest in foreign equity and debt securities.  The portfolio manager applies a “bottom up” approach in choosing investments.  In other words, the portfolio manager looks at companies one at a time to determine if a company is an attractive investments opportunity and if it is consistent with the Portfolio’s investment policies. If the portfolio manager is unable to find such investments, the Portfolio’s uninvested assets may be held in cash or similar investments.  The Portfolio may invest its assets in derivatives (by taking long and/or short positions).  The Portfolio may use derivatives for different purposes, including hedging (to offset risks associated with an investment, currency exposure, or market conditions) and to earn income and enhance returns.  Within the parameters of its specific investment policies, the Portfolio will limit its investment in high-yield/high-risk bonds to less than 35% of its net assets.  The Portfolio also participates in a securities lending program.
 The LVIP SSgA S&P 500 Index Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on March 31, 2010, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.

The investment objectives of the LVIP SSgA S&P 500 Index Fund and the Janus Aspen Worldwide Portfolio are different; however, both Funds invest in large capitalization domestic equity securities, with Janus Aspen Worldwide Portfolio also investing a substantial portion of its assets in large capitalization foreign equity securities and emerging markets securities.  The Contracts provide other global investment options for Contractowners to choose, as well.  In addition, the LVIP SSgA S&P 500 Index Fund has a slightly lower risk characteristic (as measured by a 3-year BETA vs. the S&P 500 Index) than the Janus Aspen Worldwide Portfolio. While slightly lower, the LVIP SSgA S&P 500 Index Fund is a passively managed fund, and thus will not bear actively managed risk as that of Janus Aspen Worldwide Portfolio. Derivative instruments within passive index funds like the LVIP SSgA S&P 500 Index Fund are meant to be used to reduce securities transaction costs while maintaining similar risk profiles to the index that is being replicated.  The Section 26 Applicants are replacing Janus Aspen Worldwide Portfolio with a lower expense fund, LVIP SSgA S&P 500 Index Fund.  Although the  LVIP SSgA S&P 500 Fund  is a domestic equity fund, there is still a substantial investment in domestic equity securities in the Janus Aspen Worldwide Portfolio. Section 26 Applicants do not believe the difference in the investment objectives, strategies and principal risks of the funds will cause any inappropriate impact on Contractowners.
A precedent for this type of substitution appears in a substitution order issued to Lincoln Life relating to the substitution of Scudder VIT Equity 500 Index Fund for Janus Aspen Worldwide Portfolio.7
6.
Although not identical, the investment objectives, policies and strategies of the LVIP SSgA S&P 500 Index Fund are sufficiently consistent with those of the Neuberger Berman AMT Partners Portfolio to assure that the essential objectives of affected Contractowners can continue to be met.

7 See, e.g. Lincoln National Life Insurance Company, et. al., Inv. Co. Act Rel. No. 27204 (January 5, 2006) (Order), Inv. Co. Act Rel. No. 27185 (Dec. 14, 2005) (Notice), Substitution 3, File No. 812-13094.

The investment objective of the LVIP SSgA S&P 500 Index Fund is to seek to approximate, as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index. The capitalization range for the S&P 500 Index is $1.7 billion to $431.3 billion.  Under normal market conditions, the Fund will invest at least 90% of its assets in the securities of issuers included in the S&P 500 Index.  The Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index.  An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money. (A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.)  The Fund does allow for other derivative investments besides futures, but the use of other derivative investments is not significant to note as a principal risk.
When evaluating the Fund’s performance, the S&P 500 Index is used as the benchmark.  The Fund may not track the performance of the S&P 500 Index perfectly due to expenses and transaction costs, the size and frequency of cash flow into and out of the Fund, and differences between how and when the Fund and the Index are valued.
The Fund may accept investments from other LVIP fund of funds.  From time to time these funds of funds may change or rebalance their underlying holdings.  This can result in large inflows into or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund.  This constitutes fund of funds risk.
The Fund also has passive management risk, which means the Fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor stock performance.
The investment objective of Neuberger Berman AMT Partners Portfolio is to seek growth of capital.  To pursue this goal the Portfolio invests mainly in common stocks of mid- to large-capitalization companies.  The Portfolio uses a value-oriented investment approach.  To pursue this goal, the Portfolio invests mainly in common stocks of mid-to large-capitalization companies (the fund, however, predominately invests in large-capitalization companies and thus is categorized as a “large cap value” fund).  The Portfolio seeks to reduce risk by diversifying among many companies and industries.  The Portfolio Manager looks for well-managed companies with strong balance sheets whose stock prices are undervalued (“value oriented” investment approach).  Factors in identifying these firms may include: historical low valuation; strong fundamentals, such as a company’s financial, operational, and competitive positions; and relatively high operating profit margins and returns.
The Portfolio may use certain practices and invest in certain securities involving additional risks, including borrowing, securities lending, and use of derivatives.  The Portfolio does invest in foreign securities, and as such the portfolio does have associated currency risk.  In addition, the Portfolio from time to time will invest in foreign securities or thinly traded securities that can involve additional arbitrage risk.  For example, to the extent that the Portfolio’s net asset value does not immediately reflect changes in market conditions or the true market value of these securities, an investor may seek to benefit from the pricing difference caused by the delay.  The Portfolio has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

The LVIP SSgA S&P 500 Index Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on March 31, 2010, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.
LVIP SSgA S&P 500 Index Fund’s and the Neuberger Berman AMT Partners Portfolio’s investment objectives are different; however, Section 26 Applicants believe the substitution is appropriate because both Funds primarily invest in stocks of large-sized domestic stock companies, with Neuberger Berman AMT Partners Portfolio employing a “value oriented” investment approach. In addition, the LVIP SSgA 500 Index Fund has a lower risk characteristic (as measured by a 3-year BETA vs. the S&P 500 Index) than the Neuberger Berman AMT Partners Portfolio. While slightly lower, the LVIP SSgA S&P 500 Index Fund is a passively managed fund, and thus will not bear actively managed risk as that of Neuberger Berman AMT Partners Portfolio. Derivative instruments within passive index funds like the LVIP SSgA S&P 500 Index Fund are meant to be used to reduce securities transaction costs while maintaining similar risk profiles to the index that is being replicated.  In addition, the risks applicable to foreign securities in the Neuberger Berman AMT Partners Portfolio are not applicable to the LVIP SSgA S&P 500 Index Fund.  The LVIP SSgA S&P 500 Index Fund is a lower expense fund.  Section 26 Applicants do not believe the difference in the investment objectives, strategies and principal risks of the funds will cause any inappropriate impact on Contractowners.
A precedent for this type of substitution appears in a substitution order issued to Lincoln Life relating to the substitution of the LVIP SSgA 500 Index Fund for Neuberger Berman Partners AMT Partners Portfolio.8
7 Although not identical, the investment objectives, policies and strategies of the LVIP Mondrian International Value Fund are sufficiently consistent with

8 See, e.g., The Lincoln National Life Insurance Company, et. al., Inv. Co. Act Rel. No. 25652 (July 9, 2002) (Order), Inv. Co. Act Rel. No. 25610 (June 12, 2002) (Notice), Substitution 9,  File No. 812-11894.

those of the T. Rowe Price International Stock Portfolio to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of LVIP Mondrian International Value Fund is to seek long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.  The Fund pursues its objective by investing primarily in foreign equity securities (principally foreign stocks).  The Fund also holds some foreign equity securities of companies in developing and less developed foreign countries (emerging markets).  Under normal circumstances, the Fund invests at least 65% of its total assets in the foreign equity securities of companies located in at least five different countries.  The Fund selects individual foreign stocks using a value style of investment, which means that the Fund attempts to invest in stocks believed to be undervalued.  The Fund’s value-oriented approach places emphasis on identifying well-managed companies that are undervalued in terms of such factors as assets, earnings, dividends and growth potential.  Dividend yield plays a central role in this selection process.  The Fund also holds some investments in fixed-income securities (debt obligations) denominated in foreign currencies, but investing in debt obligations is not a principal strategy. As a general matter, the Fund only invests in foreign debt obligations when the fund believes that they offer better long-term potential returns with less risk than investments in foreign equity securities.
The Fund may accept investments from other LVIP fund of funds.  From time to time these funds of funds may change or rebalance their underlying holdings.  This can result in large inflows into or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund.  This constitutes fund of funds risk.  The Fund also has risks in connection with investments in emerging markets.  These investments tend to have more volatile prices and may offer significant potential for less as well as gain.

           The investment objective of the T. Rowe Price International Stock Portfolio is to seek long-term growth of capital through investments primarily in the common stocks of established, non-U.S. companies.  The Portfolio expects to invest substantially all of the Portfolio’s assets in stocks outside the U.S. and to diversify broadly among developed and emerging countries throughout the world.  Security selection reflects a growth style.  The Portfolio may purchase the stocks of companies of any size, but the focus will typically be on large and, to a lesser extent, medium sized companies.  Normally, at least 80% of the Portfolio’s net assets will be invested in stocks.  The Portfolio seeks to purchase stocks of such companies at reasonable prices in relation to present or anticipated earnings, cash flow, or book value.  Country allocation is driven largely by stock selection, though investments may be limited in markets that appear to have poor overall prospects.  While the Portfolio invests primarily in common stocks, the Portfolio may also purchase other securities, including futures and options, in keeping with the Portfolio’s objective.  Investments may be made in debt or preferred equity securities convertible into, or exchangeable for, equity securities, but this is not a principal strategy.  From time to time, the Portfolio may invest in corporate and government fixed-income securities, but this is also not a principal strategy. These securities would be purchased in companies that meet fund investment criteria. The price of a bond fluctuates with changes in interest rates, generally rising when interest rates fall and falling when interest rates rise.
The LVIP Mondrian International Value Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on March 31, 2010, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.
The investment objectives of the LVIP Mondrian International Value Fund and the T. Rowe Price International Stock Portfolio are substantially similar in that the Funds seek long-term capital appreciation and long-term growth of capital, respectively. Both Funds are international funds and invest at least 65% of their assets in equity securities of issuers domiciled outside the United States. In this fund comparison, while foreign debt obligations are noted for LVIP Mondrian International Value Fund and foreign fixed income security investment is allowed for the T. Rowe Price International Stock Portfolio, both funds primarily invest in foreign equity securities. In addition, the LVIP Mondrian International Value Fund has a lower risk characteristic (as measured by a 3-year BETA vs. the S&P 500 Index) than the T. Rowe Price International Stock Portfolio. Because of the substantially similar investment strategies and the immaterial differences in principal risks of the Funds, Section 26 Applicants do not believe the substitution will cause any inappropriate impact on Contractowners. The focus of both Funds is investing in international equity securities as previously noted, with any international fixed income investment being secondary and thus not a significant difference in objectives. While each of these Funds seeks to achieve its objective through somewhat different investment strategies, an investor in the T. Rowe Price International Stock Portfolio is generally attempting to achieve the same long-term goal as that sought by the LVIP Mondrian International Value Fund investors, with a similar level of risk.

B.           Comparison of Performance and Expenses
The following chart shows the average annual total returns for the Existing Funds for the period ending 6/30/11 and the past six calendar year periods.
	Total Return of Existing Funds For the Periods Indicated Below
EXISTING FUNDS	Period ending 6/30/11	Calendar Year 2010	Calendar Year 2009	Calendar Year 2008	Calendar Year 2007	Calendar Year 2006
AllianceBernstein VPS Growth Portfolio – Class B (Inception date: 6/1/99)	6.50%	14.8%	32.7%	-42.6%	12.7%	-1.2%
Dreyfus Stock Index Fund, Inc. (Inception date: 9/29/89)	6.0%	14.8%	26.3%	-37.1%	5.3%	15.5%
Dreyfus VIF Opportunistic Small Cap Portfolio – Initial Class (Inception date: 8/31/90)	3.0%	31.1%	26.0%	-37.6%	-11.1%	3.8%
DWS Small-Cap Index Fund-Class A (Inception date: 8/25/97)	6.1%	26.4%	26.6%	-34.1%	-1.9%	17.5
Janus Aspen Worldwide Portfolio – Institutional Class (Inception date: 9/13/89)	2.2%	15.8%	37.7%	-44.7%	9.7%	18.2%
Neuberger Berman AMT Partners Portfolio (Inception date: 3/22/84)	4.0%	15.6%	56.2%	-52.4%	9.3%	12.2%
T. Rowe Price International Stock Portfolio (Inception date: 3/31/94)	4.4%	14.5%	52.4%	-48.7%	13.0%	19.1%

The following chart shows the average annual total returns for the Replacement Funds for the period ending 6/30/11 and the past six calendar year periods.
	Total Return of Replacement Funds For the Periods Indicated Below
REPLACEMENT FUNDS	Period ending 6/30/11	Calendar Year 2010	Calendar Year 2009	Calendar Year 2008	Calendar Year 2007	Calendar Year 2006
AllianceBernstein VPS Growth and Income Portfolio – Class B (Inception date: 6/1/99)	9.6%	12.8%	20.4%	-40.7%	4.9%	17.0%
LVIP Mondrian International Value Fund – Standard Class (Inception date: 5/1/91)	8.2%	2.5%	21.2%	-36.7%	11.5%	30.0%
LVIP SSgA S&P 500 Index Fund – Standard Class (Inception date: 5/1/00)	5.9%	14.7%	26.1%	-37.2%	5.2%	15.5%

LVIP SSgA Small-Cap Index Fund – Standard Class (Inception date: 4/18/86)	6.0%	26.2%	26.0%	-34.0%	4.2%	13.1%

The following chart shows the affiliations of the investment advisors with the Existing Funds and the Replacement Funds.

	Investment Advisor Affiliated w/ Section 26 Applicants?	Fund Affiliated w/ Section 26 Applicants?	Current Investment Option
EXISTING FUNDS:
AllianceBernstein VPS Growth Portfolio – Class B (Inception date: 6/1/99)	No	No	Yes
Dreyfus Stock Index Fund, Inc. (Inception date: 9/29/89)	No	No	Yes
Dreyfus VIF Opportunistic Small Cap Portfolio – Initial Class (Inception date: 8/31/90)	No	No	Yes
DWS Small-Cap Index VIP -Class A (Inception date: 8/25/97)	No	No	Yes
Janus Aspen Worldwide Portfolio – Institutional Class (Inception date: 9/13/89)	No	No	Yes
Neuberger Berman AMT Partners Portfolio (Inception date: 3/22/84)	No	No	Yes
T. Rowe Price International Stock Portfolio (Inception date: 3/31/94)	No	No	Yes

REPLACEMENT FUNDS:
AllianceBernstein VPS Growth and Income Portfolio – Class B (Inception date: 6/1/99)	No	No	Yes
LVIP Mondrian International Value Fund – Standard Class (Inception date: 5/1/91)	Yes	Yes	Yes
LVIP SSgA S&P 500 Index Fund – Standard Class (Inception date: 5/1/00)	Yes	Yes	No
LVIP SSgA Small-Cap Index Fund – Standard Class (Inception date: 4/18/86)	Yes	Yes	No

Listed below is a narrative comparison of the performance of the Replacement and Existing Funds illustrated in the charts above.

•
AllianceBernstein VPS Growth and Income Portfolio has better performance for partial year 2011 and calendar years 2008 and 2006, and lower performance for calendar years 2010, 2009 and 2007, compared to the AllianceBernstein VPS Growth Portfolio;

•	LVIP SSgA S&P 500 Index Fund has substantially similar performance for partial year 2011 and calendar years 2010, 2009, 2008, 2007and 2006, compared to the Dreyfus Stock Index Fund, Inc.;
•
LVIP SSgA Small-Cap Index Fund has similar performance for calendar year 2009 and better performance for partial year 2011 and calendar years 2008, 2007 and 2006, and lower performance for calendar year 2010 compared to the Dreyfus VIF Opportunistic Small Cap Portfolio;

•
LVIP SSgA Small-Cap Index Fund has better performance for calendar year 2007; substantially similar performance for partial year 2011 and calendar years 2010, 2009 and 2008; and lower performance for calendar year 2006 compared to the DWS Small-Cap Index Fund ;

•
LVIP SSgA S&P 500 Index Fund has better performance for partial year 2011 and calendar year 2008 and lower performance for calendar years 2010, 2009, 2007 and 2006, compared to the Janus Aspen Worldwide  Portfolio;

•
LVIP SSgA S&P 500 Index Fund Portfolio has better performance for partial year 2011 and calendar years 2008 and 2006 and lower performance for calendar years 2010, 2009 and 2007, , compared to the Neuberger Berman AMT Partners Portfolio;

•
LVIP Mondrian International Value Fund has better performance for partial year 2011 and calendar years 2008 and 2006, and lower performance for calendar years 2010, 2009and 2007, compared to the T. Rowe Price International Stock Portfolio.

The following charts provide the approximate size (as of June 30, 2011) and expense ratios for each of the Existing Funds for Calendar Year 2010.

EXISTING FUNDS	Net Assets † at June 30, 2011	Gross Calendar Year 2010 Expense Ratio◊	Net Calendar Year 2010 Expense Ratio◊
AllianceBernstein VPS Growth Portfolio – Class B (Inception date: 6/1/99)	95,400,000	1.25%	1.25%
Dreyfus Stock Index Fund, Inc. (Inception date: 9/15/94)	1,791,000,000	0.27%	0.27%
Dreyfus VIF Opportunistic Small Cap Portfolio (Inception date: 7/5/94)	205,000,000	0.86%	0.86%
DWS Small Cap Index VIP– Class A (Inception date: 8/25/97)	345,400,000	0.57%	0.57%
Janus Aspen Worldwide Portfolio – Institutional Class (Inception date: 9/13/89)	798,000,000	0.65%	0.65%
Neuberger Berman AMT Partners Portfolio (Inception date: 3/22/84)	97,000,000	1.11%	1.11%
T. Rowe Price International Stock Portfolio (Inception date: 3/31/94)	321,700,000	1.05%	1.05%
†	Reflects total assets of share class, where applicable, of the fund.
◊	Total annual expenses.
The next chart provides the approximate size (as of June 30, 2011) and expense ratios for each of the Replacement Funds for Calendar Year 2010.
REPLACEMENT FUNDS	Net Assets † at June 30, 2011	Gross Calendar Year 2010 Expense Ratio◊	Net Calendar Year 2010 Expense Ratio◊
AllianceBernstein VPS Growth and Income Portfolio – Class B (Inception date: 6/1/99)	972,300,000	0.88%	0.88%
LVIP SSgA S&P 500 Index Fund – Standard Class (Inception date: 5/1/00)	1,160,000,000	0.30%	0.30%
LVIP SSgA Small-Cap Index Fund – Standard Class (Inception date: 4/18/86)	350,200,000	0.44%	0.44%
LVIP Mondrian International Value Fund – Standard Class (Inception date: 5/1/91)	672,700,000	0.85%	0.85%
◊           Total annual expenses.
†     Reflects total assets of share class, where applicable, of the Fund.

The following chart shows an individual comparison of management fees and the total operating expenses (before and after any contractual waivers and reimbursements) expressed as an annual percentage of average daily net assets of each Existing Fund and its corresponding Replacement Fund. The 12b-1 fee listed in the fee tables for each Existing Fund and Replacement Fund represents the maximum 12b-1 fee that could be assessed by the particular fund. The advisory fee rates paid by each Fund are available in each Fund’s Statement of Additional Information (“SAI”). In addition, the sub-advisory rates paid by the Advisor (where applicable), the accounting fee rates, and other fees and expenses are also available in each Fund’s SAI. The Funds can lower the advisory fee or other expenses with Fund Board approval. In addition, the Funds’ Advisers can implement or discontinue fee waivers or expense reimbursements pursuant to the terms of any contract that is in effect. The Fund’s expenses can increase or decrease with increases or decreases in the Fund’s assets under management. The ultimate accounting for these aforementioned fees is reflected in the Fund’s Management Fee and Total Fund Expense in the following chart. The Section 26 Applicants acknowledge the complexity of these fund expense calculations, and therefore, the Section 26 Applicants have selected Replacement Funds whose Total Fund Expense and Management Fees are substantially lower than those of the Existing Funds (where possible). The Section 26 Applicants also acknowledge that one fund substitution may not allow for substantially lower fund fees and expenses (e.g., Substitution 2). Ultimately, the Section 26 Applicants are guaranteeing for Substitution 2 that they will reimburse the subaccounts investing in the Replacement Fund to the extent required so that expenses will not be higher than those of the Existing Fund for a period of two years. All numbers are as of December 31, 2010.

	Existing Fund	Replacement Fund
Substitution 1:	Alliance Bernstein VPS Growth Portfolio	AllianceBernstein VPS Growth and Income Portfolio
Management Fee	0.75%9	0.55%10
12b-1 Fee	0.25%	0.25%
Other Expenses	0.25%	0.08%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	1.25%	0.88%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	1.25%	0.88%

Substitution 2:	Dreyfus Stock Index Fund, Inc.	LVIP SSgA S&P 500 Index Fund
Management Fee	0.25%	0.22%11
12b-1 Fee	0.00%	0.00%
Other Expenses	0.02%	0.08%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	0.27%	0.30%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	0.27%	0.30%

9 The Management Fee is calculated according to the following breakpoints:
• First $2.5 billion 0.75%
• Next $2.5 billion 0.65%
• Over $5 billion 0.60%

10 The Management Fee is calculated according to the following breakpoints:
• First $2.5 billion 0.55%
• Next $2.5 billion 0.45%
• Over $5 billion 0.40%

11 The Management Fee is calculated according to the following breakpoints:
• First $500 million 0.24%
• Next $500 million 0.20%
• Over $1 billion 0.16%

Substitution 3:	Dreyfus VIF Opportunistic Small Cap Portfolio	LVIP SSgA Small-Cap Index Fund
Management Fee	0.75%	0.32%
12b-1 Fee	0.00%	0.00%
Other Expenses	0.11%	0.12%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	0.86%	0.44%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	0.86%	0.44%

Substitution 4:	DWS Small Cap Index VIP	LVIP SSgA Small-Cap Index Fund
Management Fee	0.35%	0.32%
12b-1 Fee	0.00%	0.00%
Other Expenses	0.17%12	0.12%
Acquired Fund Fee/Expense	0.05%	0.00%
Total Annual Operating Expense	0.57%	0.44%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	0.57%	0.44%

Substitution 5:	Janus Aspen Worldwide Portfolio	LVIP SSgA S&P 500 Index Fund
Management Fee	0.59%13	0.22%14
12b-1 Fee	0.00%	0.00%
Other Expenses	0.06%15	0.08%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	0.65%	0.30%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	0.65%	0.30%

12 "Other Expenses" includes an administrative services fee paid to the Advisor in the amount of 0.10% of average daily net assets.

13 The Management Fee is calculated according to the following breakpoints: 0.60% base fee (subject to 0.15% plus or minus rate based on performance).  This fee may go up or down monthly based on the Portfolio’s performance relative to its benchmark index over the performance measurement period.  Any such adjustment may increase or decrease the Management Fee.

14 The Management Fee is calculated according to the following breakpoints:
• First $500 million 0.24%
• Next $500 million 0.20%
• Over $1 billion 0.16%

15 Amounts of Acquired Fund Fees and Expenses of less than 0.01% are included in Other Expenses.

Substitution 6:	Neuberger Berman AMT Partners Portfolio	LVIP SSgA S&P 500 Index Fund
Management Fee	0.85%16	0.22%17
12b-1 Fee	0.00%	0.00%
Other Expenses	0.26%	0.08%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	1.11%	0.30%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	1.11%18	0.30%

162 The Management Fee is calculated according to the following breakpoints:
• First $250 million 0.55%
• Next $250 million 0.525%
• Next $250 million 0.50%
• Next $250 million 0.475%
• Next $500 million 0.45%
• Next $2.5 billion 0.425%
• Over $4 billion 0.40%
The Management Fee includes investment management fees as well as an administration fee of 0.30%.

17 The Management Fee is calculated according to the following breakpoints:
• First $500 million 0.24%
• Next $500 million 0.20%
• Over $1 billion 0.16%

18 Neuberger Berman Management Inc. (“NB Management”) has contractually undertaken to limit the Funds’ expenses through December 31, 2014 by reimbursing each Fund for its total operating expenses (excluding the compensation of NB Management, interest, taxes, transaction costs, brokerage commissions and extraordinary expenses), that exceed, in the aggregate, 1.00% per annum of the Fund’s average daily net asset value.  Each Fund has contractually undertaken to reimburse NB Management for the excess expenses paid by NB Management, provided the reimbursements do not cause total operating expenses (exclusive of the compensation of NB Management, interest, taxes, transaction costs, brokerage commissions and extraordinary expenses) to exceed an annual rate of 1.00%; and the reimbursements are made within three years after the year in which NB Management incurred the expense.

Substitution 7:	T. Rowe Price International Stock Portfolio	LVIP Mondrian International Value Fund
Management Fee	1.05%	0.74%19
12b-1 Fee	0.00%	0.00%
Other Expenses	0.00%	0.11%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	1.05%	0.85%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	1.05%	0.85%

The Section 26 Applicants’ proposed substitutions would effectively consolidate the assets of each Replacement Fund held by the Accounts with those of the corresponding Existing Fund, with a goal of each Replacement Fund having an expense ratio that is equal to or lower than the Existing Fund.
Listed below is a narrative comparison of the sizes, expense ratios, and management fee plus 12b-1 fees, where applicable, of the Replacement and Existing Funds illustrated in the charts above.  In the following comparisons, “expense ratio” refers to both gross and net expense ratios, and “management fee” includes both gross and net management fees, as well as any applicable 12b-1 fees.
•
AllianceBernstein VPS Growth and Income Portfolio has a lower expense ratio and management fee and is much larger than the AllianceBernstein VPS Growth Portfolio. The AllianceBernstein VPS Growth and Income Portfolio has also has performed better for three time periods and lower for three time periods compared to the AllianceBernstein VPS Growth Portfolio.

19The Management Fee is calculated according to the following breakpoints:
• First $200 million 0.90%
• Next $200 million 0.75%
• Over $400 million 0.60%

•
LVIP SSgA S&P 500 Index Fund has a higher (0.30% v 0.27%) expense ratio and a lower management fee and is smaller than the Dreyfus Stock Index Fund, Inc. The LVIP SSgA S&P 500 Index Fund also has performed substantially similar for six time periods compared to the Dreyfus Stock Index Fund, Inc.

•
LVIP SSgA Small-Cap Index Fund has a lower expense ratio and management fee and is larger than the Dreyfus VIF Opportunistic Small Cap Portfolio. The LVIP SSgA Small-Cap Index Fund also has performed better for four time periods and substantially similar for one time period and lower for one time period compared to the Dreyfus VIF Opportunistic Small Cap Portfolio.

•
LVIP SSgA Small-Cap Index Fund has a lower expense ratio and management fee and is smaller than the DWS VIT Small-Cap Index VIP. The LVIP SSgA Small-Cap Index Fund also has performed better for one time period and substantially similar for four time periods and lower for one time period compared to the DWS VIT Small-Cap Index VIP. (The LVIP SSgA Small-Cap Index Fund’s investment strategy was changed to its current strategy as of 4/27/07.)

•
LVIP SSgA S&P 500 Index Fund has a lower expense ratio and management fee and is larger than the Janus Aspen Worldwide Portfolio. The LVIP SSgA S&P 500 Index Fund also has performed better for two time periods and lower for four time periods compared to the Janus Aspen Worldwide Portfolio.

•
LVIP SSgA S&P 500 Index Fund has a lower expense ratio and a lower management fee and is larger than the Neuberger Berman AMT Partners Portfolio. The LVIP SSgA S&P 500 Index Fund also has performed better for three time periods and lower for three time periods compared to the Neuberger Berman AMT Partners Portfolio.

•
LVIP Mondrian International Value Fund has a lower expense ratio and a lower management fee and is larger than the T. Rowe Price International Stock Portfolio. The LVIP Mondrian International Value Fund also has performed better for three time periods and lower for three time periods compared to the T. Rowe Price International Stock Portfolio.

C.           Notice to Contractowners
Prospectus supplements for the Contracts will be delivered to Contractowners at least thirty (30) days before the effective date of the substitutions the date on which the funds will be transferred from the Existing Funds to the Replacement Funds (“Substitution Date”).  The supplements will (i) notify all Contractowners of the Section 26 Applicants’ intent to implement the substitutions, and that an application has been filed and approved in order to obtain the necessary orders to do so; (ii) a description of each substitution and of both funds involved in each substitution; (iii) a discussion of the impact the substitution will have on fees and expenses paid by the contractowner; (iv) advise Contractowners that from the date of the supplement until the Substitution Date, Contractowners are permitted to transfer contract value out of any Existing Fund sub-account to any other subaccount offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the Contract; (v) instruct Contractowners how to submit transfer requests in light of the proposed substitutions; (vi) advise Contractowners that any contract value remaining in an Existing Fund subaccount on the Substitution Date will be transferred to the corresponding Replacement Fund subaccount, and that the substitutions will take place at relative net asset value; (vii) inform Contractowners that for at least thirty (30) days following the Substitution Date, the Applicants will permit Contractowners to make transfers of contract value out of each Replacement Fund subaccount to any other sub-account(s) and/or fixed account offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the Contract; and (viii) inform Contractowners that the respective Section 26 Applicant will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Fund for at least thirty (30) days after the Substitution Date.

The Section 26 Applicants will cause the appropriate prospectus supplements containing this disclosure and the prospectus and/or supplement for the Replacement Funds to be sent to all existing Contractowners. New purchasers of the Contracts will be provided the prospectus supplement for the Replacement Funds in accordance with all applicable legal requirements.  Prospective purchasers of the Contracts will be provided the prospectus supplement and the Contract prospectus.
In addition to the Contract prospectus supplements distributed to Contractowners, within five (5) business days after the Substitution Date, Contractowners will be sent a confirmation of the substitutions in accordance with Rule 10b-1 under the Securities Exchange Act of 1934, as amended. The confirmation statement will reiterate that the Section 26 Applicants will not exercise any rights reserved by them under the Contracts to impose any restrictions or fees on transfers from the Replacement Funds until at least thirty (30) days after the Substitution Date.20

IV.           PROPOSED SUBSTITUTIONS

As stated above, Section 26 Applicants propose to replace shares of the Existing Funds with shares of the Replacement Funds held by corresponding sub-accounts of the Accounts, as outlined in the chart below:
	Existing Funds	Replacement Funds
Substitution 1:	AllianceBernstein VPS Growth Portfolio: Class B	AllianceBernstein VPS Growth and Income Portfolio: Class B

Substitution 2:	Dreyfus Stock Index Fund, Inc.: Initial Class	LVIP SSgA S&P 500 Index Fund: Standard Class
Substitution 3:	Dreyfus VIF Opportunistic Small Cap Portfolio: Initial Class	LVIP SSgA Small-Cap Index Fund: Standard Class

20 One exception to this is that the Insurance Companies may impose restrictions on transfers to the extent necessary to prevent or limit disruptive trading activity, as described in the prospectuses for the Contracts and the underlying mutual funds.

Substitution 4:	DWS Small Cap Index VIP: Class A	LVIP SSgA Small-Cap Index Fund: Standard Class

Substitution 5:	Janus Aspen Worldwide Portfolio: Institutional Class	LVIP SSgA S&P 500 Index Fund: Standard Class
Substitution 6:	Neuberger Berman AMT Partners Portfolio: I Class	LVIP SSgA S&P 500 Index Fund: Standard Class

Substitution 7:	T. Rowe Price International Stock Portfolio	LVIP Mondrian International Value Fund: Standard Class

The proposed substitutions will take place at relative net asset value determined on the Substitution Date pursuant to Section 22 of the Act and Rule 22c-1 thereunder with no change in the amount of any Contractowner’s contract value, cash value, death benefit, or dollar value of his or her investment in the Accounts. Investments remaining in any Existing Fund on the Substitution Date will be automatically transferred to the corresponding Replacement Fund.  Each substitution will be effected by redeeming shares of the Existing Fund in cash and/or in-kind on the Substitution Date at their net asset value and using the proceeds of those redemptions to purchase shares of the Replacement Fund at their net asset value on the same date.21 Contractowners will not incur any direct or indirect fees or charges as a result of the proposed substitutions, nor will their rights, their insurance benefits, or the Insurance Companies’ obligations under the Contracts be altered in any way.  All direct or indirect expenses incurred in connection with the proposed substitutions, including legal, accounting, brokerage and other fees and expenses, will be paid by the Insurance Companies. In addition, the proposed substitutions will not impose any tax liability on Contractowners (tax treatment of the Contract will not change as a result of the substitution).  The proposed substitutions will not cause the contract fees and charges paid by existing Contractowners to be greater after the proposed substitutions than before the proposed substitutions.

21 For administrative convenience, the in-kind transactions may be effected through a direct transfer of securities and cash between the custodian(s) for the Existing Fund and its corresponding Replacement Fund, followed by the distribution of shares of the Replacement Fund to the applicable Account.

No direct or indirect fees will be charged on the transfers made at the time of the proposed substitutions, because transactions, redemptions and purchases in connection with or within the relevant period of the proposed substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a contract year.
The Section 26 Applicants have determined that the all of the Replacement Funds that are the subject of this Application will be treated as affiliated funds.
The Section 26 Applicants represent that for a period of two (2) years following the Substitution Date and for those Contracts with assets allocated to the Existing Fund on the Substitution Date, the issuing Insurance Company, as applicable, will reimburse, no later than the last business day of each fiscal quarter, the subaccounts investing in the applicable Replacement Fund to the extent that the Replacement Fund’s net annual expenses for such period exceed, on an annualized basis, the net annual expenses of the Existing Fund for the fiscal year 2010.
In addition the Section 26 Applicants further agree that the Section 26 Applicants will not increase the contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of twenty-four months from the Substitution Date.
The Section 26 Applicants represent that, after the Substitution Date, the Replacement Funds will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order without first obtaining shareholder approval of: the new sub-adviser, the fund’s ability to add or to replace a sub-adviser in reliance on the Manager of Managers Order, or otherwise rely on the Manager of Managers Order.
In addition to the supplements and prospectuses described above that have been and will be distributed to Contractowners and prospective owners of the Contracts, within five days after the proposed substitutions are completed, any Contractowners affected by the substitutions will be sent a written notice informing them that the substitutions were carried out and that they will be able to make transfers of contract value or cash value out of each Replacement Fund sub-account to one or more sub-accounts or fixed account without charge and without regard to the usual limit on the frequency of transfers among the variable account options and from the variable account options to the fixed account options for thirty (30) days after the Substitution Date. All transfers that occur on one day will be treated as a single transfer.  The notice will also reiterate that the Section 26 Applicants will not exercise any rights reserved by them under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers (other than with respect to “market timing” activities) until at least thirty days after the proposed substitutions. The Section 26 Applicants will also send each Contractowner current prospectuses for the Replacement Funds involved to the extent that the Contractowner has not previously received a copy.  (A proposed form of notice is included as Exhibit B to the application.)
The substitutions will not negatively impact the ability of Contractowners to choose from a variety of funds available in these Contracts. Furthermore, in all Substitutions proposed in this Application, Section 26 Applicants maintain that the investment objectives and policies of the Replacement Funds are sufficiently similar to those of the corresponding Existing Funds that Contractowners will have reasonable continuity in investment expectations. Accordingly, the Replacement Funds are appropriate investment vehicles for those Contractowners who have account values allocated to the Existing Funds.
The Section 26 Applicants believe that their request satisfies the standards for relief pursuant to Section 26(c) of the Act, as set forth below, because the affected Contractowners will have Replacement Funds whose current total annual expenses are similar to those of the Existing Funds for their fiscal year. In addition, the Section 26 Applicants assert that the replacement of the Existing Funds with the Replacement Funds is consistent with the protection of Contractowners and the purposes fairly intended by the policies and provisions of the Act.
Section 26 Applicants state that the proposed Substitutions are part of an overall business goal of the Companies to make the Contracts more attractive to Contractowners by providing a diverse array of investment options that are not redundant or duplicative in terms of the investment types and styles of mutual funds underlying such options.  Section 26 Applicants assert their belief that:
a.
streamlining the number of nonproprietary funds available through the Contracts and altering the available portfolios will simplify the administration of the Contracts, particularly with regard to communications with the fund families and the preparation of various reports and disclosure documents; and

b.
this streamlining will allow the Companies to enhance their communication efforts to Contractowners and sales representatives regarding the available portfolios, and may provide for more enhanced and timely reporting to the Companies from fund families and therefore from the Companies to Contractowners.

V.           REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the proposed substitutions of shares of Replacement Funds for shares of Existing Funds held by corresponding sub-accounts of the Accounts as described above.
A.           Applicable Law

Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust.  Specifically, Section 26(c) states:
It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution.  The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted security, recommended that Section 26 be amended to require that proposed substitutions of the underlying investments of a trust receive prior

Commission approval.22 Section 26(c) was added to the Act by the Investment Company Amendments Act of 1970.  Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitutions.
Congress responded to the Commission's concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts.  As the legislative history makes clear, Congress intended Section 26(c) to provide Commission scrutiny of proposed substitutions which could otherwise, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial purchase payments, an additional sales load upon reinvestment of the proceeds of redemption, or both.  The section-by-section analysis states in pertinent part:
The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares.  A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load.  The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution.  The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. S. Rep. No. 184, Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4936.

The proposed substitution of shares of the Replacement Funds for those of the Existing Funds appears to involve a substitution of securities within the meaning of Section 26(c) of the

22 In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval.  The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the Act.  See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

 Act.23  Section 26 Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the proposed substitutions under the terms of the Application.
B.           Basis for an Order
1.	Section 26 Applicants expressly reserved the right to substitute shares of another open-end management investment company for shares of an open-end management investment company held by a sub-account.

The Contracts give Section 26 Applicants the right, subject to Commission approval, to substitute shares of another investment company for shares of an investment company held by a subaccount of the relevant Account.  The prospectuses for the Contracts and the Accounts also contain appropriate disclosure of this right.  The Contracts state as follows:
[Lincoln Life/LNY] reserve[s] the right subject to compliance with applicable law, including approval by You or the Participants if required by law, (1) to create additional Sub-Accounts, (2) to combine or eliminate Sub-Accounts, (3) to transfer assets from one Sub-Account to another.

The prospectuses for the Contracts state under the caption “Addition, deletion or substitution of investments” the following:
We [Lincoln Life/LNY] reserve the right, within the law, to make certain changes to the structure and operation of the VAA [Account] at our discretion and without your consent. We may add, delete, or substitute funds only for all Contractowners or only for certain classes of Contractowners.

Section 26 Applicants reserve this right of substitution both to protect themselves and Contractowners in situations where either might be harmed or disadvantaged by circumstances surrounding the issuer of the shares held by one or more of their separate accounts and to afford

23 While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of a single issuer, the Commission has interpreted Section 26(c) to apply to "a substitution of securities in any sub-account of a registered separate account."  Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Inv. Co. Act Rel. No. 12678 (Sept. 21, 1982 (emphasis added).

these companies the opportunity to replace such shares where to do so could benefit themselves and Contractowners.24
2.           Contractowners will benefit from the substitutions.
a.	Consistency of Investment Objectives and Techniques

(1)
As mentioned above, the investment objective of the AllianceBernstein VPS Growth and Income Portfolio and the AllianceBernstein VPS Growth Portfolio are similar, both seek long-term growth of capital over time with AllianceBernstein VPS Growth and Income Portfolio seeking greater emphasis on undervalued, dividend-paying securities.  Additionally, both Funds invest in large-sized common stocks with the ability to invest in foreign stocks and medium capitalization stocks as well.

(2)
The LVIP SSgA S&P 500 Index  Fund’s and the Dreyfus Stock Index Fund, Inc.’s investment objectives are substantially similar; both seek to replicate as closely as possible the performance of the S&P 500 Index.

(3)
The investment objectives of the LVIP SSgA Small-Cap Index Fund and the Dreyfus VIF Opportunistic Small Cap Portfolio are different; however, Section 26 Applicants believe the substitution is appropriate because both Funds invest in small capitalization stocks.  Additionally, both Funds invest in small, growth-oriented companies and small, value-oriented companies.

(4)
The LVIP SSgA Small-Cap Index Fund’s and the DWS Small-Cap Index Fund VIP’s investment objectives are substantially similar; both seek to replicate as closely as possible the performance of the Russell 2000 Index.

(5)
The investment objectives of the LVIP SSgA S&P 500 Index Fund and the Janus Aspen Worldwide Portfolio are different; however, Section 26 Applicants believe the substitution is appropriate because both Funds invest in large capitalization domestic equity securities, with

24 Almost all variable life insurance and variable annuity issuers reserve this right in order to permit a flexible response to various business contingencies.

Janus Aspen Worldwide Portfolio also investing a substantial portion of its assets in large capitalization foreign equity securities and emerging markets securities.
(6)
LVIP SSgA S&P 500 Index Fund’s and the Neuberger Berman AMT Partners Portfolio’s investment objectives are different; however, Section 26 Applicants believe the substitution is appropriate because both Funds primarily invest in stocks of large-sized domestic stock companies, with Neuberger Berman AMT Partners Portfolio employing a “value oriented” investment approach.

(7)
LVIP Mondrian International Value Fund’s and the T. Rowe Price International Stock Portfolio’s investment objectives are substantially similar; both Funds seek long-term capital appreciation and long-term growth of capital, respectively.  Both Funds are international equity funds and invest at least 65% of their assets in equity securities of issuers domiciled outside the United States.

Section 26 Applicants believe that the investment objectives and policies of each Replacement Fund are sufficiently similar to those of the corresponding Existing Fund such that Contractowners will have reasonable continuity in investment expectations. The Section 26 Applicants have concluded that, although there are differences in the objectives and policies of some of the Funds, Contractowners will have reasonable continuity in investment expectations; therefore, the achievement of the core investment goals of the affected owners in the Existing Funds will not be frustrated.
Section 26 Applicants represent that after the Substitution Date, Contractowners with Contract value invested in a Replacement Fund will have the same or lower net operating expense ratio(s) as before the substitution.25  As indicated previously, certain expense limits have been put in place to ensure that Contractowners do not incur higher expenses as a result of a substitution for a

25 LVIP SSgA S&P 500 Index Fund’s expense ratio for 2010 was 0.30% versus 0.27% for the Dreyfus Stock Index Fund, Inc.  For a two-year period, Section 26 Applicants will reimburse contractowners the amount of the excess of the fees charged by the LVIP SSgA S&P 500 Index Fund over the Dreyfus Stock Index Fund fees.

 period of two (2) years after the substitution.  Larger funds can have lower expenses for two reasons. First, with a larger asset size, fixed fund expenses are spread over a larger base, lowering the expense ratio. Second, larger funds may have lower trading expenses, potentially resulting in higher total returns.
Section 26 Applicants anticipate that Contractowners will be better off with the array of subaccounts offered after the proposed substitutions than they have been with the array of subaccounts offered prior to the substitutions. The proposed substitutions retain for Contractowners the investment flexibility which is a central feature of the Contracts. If the proposed substitutions are carried out, all Contractowners will be permitted to allocate purchase payments and transfer contract values and cash values between and among 48 subaccounts.
Section 26 Applicants note that Contractowners who do not wish to participate in a Replacement Fund will have an opportunity to reallocate their accumulated value among other available subaccounts without the imposition of any charge or limitation (other than with respect to “market timing” activity).
Section 26 Applicants represent that the proposed substitutions are not of the type that Section 26 was designed to prevent, i.e., overreaching on the part of the depositor by permanently impacting the investment allocations of the entire trust. In the current situation, the Contracts provide Contractowners with investment discretion to allocate and reallocate their contract value among the available underlying mutual funds. Section 26 Applicants believe this flexibility provides Contractowners with the ability to reallocate their assets at any time – either before the Substitution Date or after the Substitution Date – if they do not wish to invest in the Replacement Fund. Thus, Section 26 Applicants assert that the likelihood of being invested in an undesired underlying mutual fund is minimized, with the discretion remaining with the Contractowners, and the substitutions, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.
Section 26 Applicants submit that the proposed substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the substitutions have no impact on other aspects of the Contracts.  Specifically, Section 26 Applicants maintain that the type of insurance coverage offered by the Insurance Companies under the applicable Contract, as well as numerous other rights and privileges associated with the Contract, are not impacted by the proposed substitution. Section 26 Applicants note that Contractowners also may have considered the Insurance Company’s size, financial condition, and its reputation for service in selecting their Contract. Section 26 Applicants assert that these factors will not change as a result of the proposed substitutions, nor will the annuity, life, or tax benefits afforded under the Contract held by any of the affected Contractowners.
C.           General

In addition to the foregoing, Section 26 Applicants generally submit that the proposed substitutions meet the standards that the Commission and its staff have applied to substitutions that have been approved in the past.

D.           Specific Representations and Request for an Order

Section 26 Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitutions.  Section 26 Applicants submit that, for all the reasons stated above, the proposed substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
VI.           REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b)

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the  Act exempting them from the provisions of Section 17(a) of the Act to the extent necessary to permit them to carry out the In-Kind Transactions.

A.           Applicable Law

Section 17(a)(1) of the Act, in relevant part, generally prohibits any affiliated person of a registered investment company (or any affiliated person of such a person), acting as principal, from knowingly selling any security or other property to that company.  Section 17(a)(2) of the Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.
Section 2(a)(3) of the Act defines the term “affiliated person” of another person, in relevant part, as:
(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; [or] (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person…….

Section 2(a)(9) of the Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.
Shares held by an insurance company separate account are legally owned by the insurance company.  Thus, the Insurance Companies collectively own substantially all of the shares of the Trust.  Accordingly, the Trust and its respective Funds are arguably under the control of the Insurance Companies, as per Section 2(a)(9) of the Act (notwithstanding the fact that the Contractowners are the beneficial owners of those Separate Account shares).  If the Trust is under the common control of the Insurance Companies, then each of the Insurance Companies is an affiliated person of the Trust and its respective Funds.  If the Trust and its respective Funds are under the control of the Insurance Companies, then the Trust and its respective affiliates are affiliated persons of the Insurance Companies.
Regardless of whether or not the Insurance Companies can be considered to actually control the Trust and its Funds, because the Insurance Companies and their affiliates own of record more than 5% of the shares of each Fund and are under common control with LIA, the Insurance Companies are affiliated persons of the Trust and its Funds.  Likewise, the Trust and its respective Funds are each an affiliated person of the Insurance Companies.
The proposed In-Kind Transactions could be seen as the indirect purchase of shares of certain Replacement Funds with portfolio securities of certain Existing Funds and the indirect sale of portfolio securities of certain Existing Funds for shares of certain Replacement Funds.  Pursuant to this analysis, the proposed In-Kind Transactions also could be categorized as a purchase of shares of certain Replacement Funds by certain Existing Funds, acting as principal, and a sale of portfolio securities by certain Existing Funds, acting as principal, to certain Replacement Funds.  In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from certain Existing Portfolios, and a sale of securities to certain Replacement Funds, by the Insurance Companies (or their Separate Accounts), acting as principal.  If categorized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these participants.
Section 17(b) of the Act provides that any person may apply to the Commission for an exemption from the provisions of Section 17(a), and the Commission shall issue such exemptive order, if evidence establishes that:
(1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
(2)	the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and
(3)	the proposed transaction is consistent with the general purposes of [the 1940 Act].

B.	Basis for a Section 17(b) Order

The Section 17 Applicants submit that the In-Kind Transactions, as described in this Amended Application, meet the conditions set forth in Section 17(b) of the Act.  Additionally, the Commission has previously granted exemptions from Section 17(a) in circumstances substantially identical in all material respects to those presented in this Amended Application, to permit in-kind transactions in connection with a substitution.26
1.	Reasonableness and Fairness of Terms and the Absence of Overreaching.

The Section 17 Applicants submit that the terms of the In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and do not involve overreaching because: (1) the Contractowners’ contract values will not be adversely impacted or diluted and (2) the In-Kind Transactions will comply with the conditions set forth in Rule 17a-7, other than the requirements relating to cash consideration.
Contractowners’ contract values will not be adversely impacted or diluted because the In-Kind Transactions will be effected at the respective net asset values of the Existing Funds and the Replacement Funds, as described in each fund’s registration statement and as required by Rule 22c-1 under the Act.  The In-Kind Transactions will not change the dollar value of any Contract, the accumulation unit value or annuity unit value of any Contract, or the death benefit payable under any Contract.  After the In-Kind Transactions, the value of a

26 See, e.g., John Hancock Life Insurance Company, et al., 1940 Act Rel. Nos. 28065 (November 26, 2007) (notice) and 28081 (December 21, 2007) (order); MONY Life Insurance Company of America, et al., 1940 Act Rel. Nos. 27909 (July 24, 2007) (notice) and (27929) (Aug. 17, 2007) (order); Sun Life Assurance Company of Canada (U.S.), et al, 1940 Act Rel. Nos. 27651 (Dec. 29, 2006) (notice) and 27688 (Jan. 25, 2007) (order); AXA Equitable Life Insurance Company, et al., 1940 Act Rel. Nos. 27526 (Oct. 24, 2006) (notice) and 27556 (Nov. 17, 2006) (order); MONY Life Insurance Company of America, et al, 1940 Act Rel. Nos. 27516 (Oct. 12, 2006) (notice) and 27545 (Nov. 3, 2006) (order); ING Life Insurance and Annuity Company, et al., 1940 Act Rel. Nos. 27423 (July 20, 2006) (notice) and 27445 (Aug. 15, 2006) (order); The Variable Life Insurance Company, et al., 1940 Act Rel. Nos. 27306 (Apr. 27, 2006) (notice) and 27326 (May 23, 2006) (order); The Travelers Insurance Company, et al., and MetLife Insurance Company, et al., 1940 Act Rel. Nos. 27278 (Mar. 31, 2006) (notice) and 27307 (Apr. 27, 2006) (order).

Separate Account’s investment in a Replacement Fund will equal the value of its investments in the corresponding Existing Fund (in addition to any pre-existing investment in the Replacement Fund) before the In-Kind Transaction.
Additionally, the Section 17 Applicants will cause the In-Kind Transactions to be implemented in compliance with all but one of the conditions set forth in Rule 17a-7 under the Act, i.e., that the consideration paid for the securities being purchased or sold will be in cash.  The Section 17 Applicants assert that because the proposed In-Kind Transactions would comply with all the conditions of the rule, the Commission should consider whether the terms of the In-Kind Transactions would serve the purposes intended by implementation of the rule except the cash requirement. The Commission adopting release of Rule 17a-7 states that the purpose of the rule is to set forth “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.”27  Since the In-Kind Transactions will be effected at the respective net asset values of the relevant funds, as per the registration statement for each fund and as required by Rule 22c-1 under the Act, the Section 17 Applicants submit that the terms of the In-Kind Transactions do not present a situation where the investment companies participating in the transaction could overreach and potentially harm investors.  Thus, the purposes intended by implementation of the rule are met by the terms of the In-Kind Transactions.
The proposed In-Kind Transactions will be effected as specified in Rule 17a-7(b) with regard to price.  The proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment company’s registration statement and reports in accordance with Rule 17a-7(c).  No brokerage commission, fee (except for any customary transfer fees), or other remuneration will be paid in connection with the proposed In-Kind Transactions as specified in Rule 17a-7(d).  The Trust’s board of directors has adopted and implemented the fund governance and oversight procedures as required by Rule 17a-7(e) and (f).  Finally, a written record of the procedures for the proposed In-Kind Transactions will be maintained and preserved in accordance with Rule 17a-7(g).
Although the proposed In-Kind Transactions will not comply with the cash consideration requirement of Rule 17a-7(a), it will comply with all other requirements of Rule 17a-7(a). The terms of the proposed In-Kind Transactions will offer to each of the relevant Existing Funds and each of the relevant Replacement Funds the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule.  Specifically, the Insurance Companies and their affiliates cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to any Replacement Fund and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission.  The Section 17 Applicants intend that the In-Kind Transactions will be carried out in compliance with the other conditions of Rule 17a-7 as discussed above.
2.	Consistency with the Policy of Each Registered Investment Company Concerned

For those Existing Funds that will redeem their shares in-kind as part of the In-Kind Transactions, such transactions will be consistent with the investment policies of the Existing Fund because:  (1) the redemption in-kind policy is stated in the relevant Existing Fund’s current registration statement; and (2) the shares will be redeemed at their net asset value in conformity with Rule 22c-1 under the Act.
Likewise, for the Replacement Funds that will sell shares in exchange for portfolio securities as part of the In-Kind Transactions, such transactions will be consistent with the

27 1940 Act Rel. Nos. 4604 (May 20, 1966) (proposing release) and 4697 (Sept. 8, 1966) (adopting release).

investment policies of the Replacement Fund because: (1) the Trust’s policy of selling shares in exchange for investment securities is stated in the Trust’s current registration statement; (2) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that a Replacement Fund could have acquired with the proceeds from the sale of its shares had the shares been sold for cash.  For each of the proposed In-Kind Transactions, the Adviser and relevant Sub-Adviser(s) will analyze the portfolio securities being offered to each relevant Replacement Fund and will retain only those securities that it would have acquired for each such Fund in a cash transaction, subject to the Trust’s Board of Directors’ quarterly review pursuant to Rule 17a-7(e)(3).
3.	Consistency with the General Purposes of the Act

The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the Act set forth in Section 1 of the Act.  In particular, the proposed In-Kind Transactions do not present any conditions or abuses that the Act was designed to prevent.
4.	Conditions

All in-kind redemptions from an Existing Fund of which any of the Section 17 Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission’s no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999).
C.	Request for an Order

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the Act permit them, to the extent necessary, to carry out the proposed In-Kind Transactions as described in this Amended Application.  The Section 17 Applicants submit that, for all the reasons stated above: (1) the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable and fair to each of the relevant Replacement Funds, each of the relevant Existing Funds, and

Contractowners, and that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned; (2) the proposed In-Kind Transactions are, or will be, consistent with the policies of the relevant Replacement Funds and the relevant Existing Funds as stated in the relevant investment company’s registration statement and reports filed under the Act; and (3) the proposed In-Kind Transactions are, or will be, consistent with the general purposes of the Act.
VII.           CONCLUSION
For the reasons set forth in this Amended Application, the Section 26 Applicants each respectively submit that the proposed Substitutions meet the standards of Section 26(c) of the Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the Act, and that such order be made effective as soon as possible. Additionally, for the reasons set forth in this Amended Application, the Section 17 Applicants each respectively submit that the proposed In-Kind Transactions meet the standards of Section 17(b) of the Act and respectfully request that the Commission issue an order of exemption pursuant to 17(b) of the Act, and that such order be made effective as soon as possible.
VIII.           COMMUNICATIONS
Please address all questions and communications concerning this Application and the Notice and Order to:
Mary Jo Ardington, Esq.
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN  46802

Please address a copy of any communications, Notice and Order to:

Robert O. Sheppard, Esq.
Lincoln Life & Annuity Company of New York
100 Madison St., Suite 1860
Syracuse, NY  13202

IX.           AUTHORIZATIONS
Pursuant to Rule 0-2(c)(1) under the Act, Lincoln Life, on its own behalf and on behalf of Lincoln Life Account L, hereby states that the officer signing and filing this Application on behalf of Lincoln Life and Lincoln Life Account L is fully authorized to do so.  Under the provisions of Lincoln Life’s Articles of Incorporation and/or By-Laws, responsibility for the management of the affairs and business of Lincoln Life is vested in its board of directors; thus, by resolutions duly adopted, attached as Exhibit A to the application, the board of Lincoln Life, on its own behalf and on behalf of Lincoln Life Account L, authorized the undersigned officer of Lincoln Life to prepare or cause to be prepared, and/or to execute and file with the Commission this Application.  Lincoln Life, on its own behalf and on behalf of Lincoln Life Account L, has complied with all requirements for the execution and filing of this Application in the name and on behalf of itself and Lincoln Life Account L.
Pursuant to Rule 0-2(c)(1) under the Act, LNY, on its own behalf and on behalf of Lincoln New York Account L, hereby states that the officer signing and filing this Application on behalf of LNY and Lincoln New York Account L is fully authorized to do so.  Under the provisions of LNY’s Articles of Incorporation and/or By-Laws, responsibility for the management of the affairs and business of LNY is vested in its board of directors; thus, by resolutions duly adopted, attached to the application as Exhibit A, the board of LNY, on its own behalf and on behalf of Lincoln New York Account L, authorized the undersigned officer of LNY to prepare or cause to be prepared, and/or to execute and file with the Commission this Application.  LNY, on its own behalf and on behalf of Lincoln New York Account L, has complied with all requirements for the execution and filing of this Application in the name and on behalf of itself and the Lincoln New York Account L.
Pursuant to Rule 0-2(c)(1) under the Act, the Trust on its own behalf, hereby states that the officer signing and filing this Application on behalf of the Trust is fully authorized to do so.  Under the provisions of the Trust’s Articles of Incorporation and/or By-Laws, responsibility for the management of the affairs and business of the Trust is vested in its board of trustees; thus, by resolutions duly adopted, attached to the application as Exhibit A, the board of trustees, on its own behalf authorized the undersigned officer of the Trust to prepare or cause to be prepared, and/or to execute and file with the Commission this Application.  The Trust, on its own behalf has complied with all requirements for the execution and filing of this Application in the name and on behalf of itself.

APPENDIX A
Listing of Investment Objectives and Advisors
AllianceBernstein VPS Growth Portfolio (Unaffiliated with Section 26 Applicants):
The investment objective is to seek to provide long-term growth of capital.  The portfolio invests primarily in a domestic portfolio of equity securities of companies selected by the Advisers for their growth potential within various market sectors.
Alliance Capital Management, L.P. serves as the Fund’s investment advisor.
AllianceBernstein VPS Growth and Income Portfolio (Unaffiliated with Section 26 Applicants):
The investment objective is to seek long-term growth of capital.  The Portfolio invests primarily in the equity securities of U.S. companies that the Adviser believes are undervalued, focusing on dividend-paying securities.
           Alliance Capital Management, L.P. serves as the Portfolio’s investment advisor.
Dreyfus Stock Index Fund, Inc. (Unaffiliated with Section 26 Applicants):
The investment objective of Dreyfus Stock Index Fund, Inc. is to match the total return of the Standard & Poors 500 Composite Stock Price Index.  To pursue this goal, the Fund generally is fully invested in stocks included in the S&P 500 Index and in futures whose performance is tied to the index.  The fund generally invests in all 500 stocks in the S&P 500 Index in proportion to their weighting  in the index. The S&P 500 Index is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general.  S&P weights each company’s stock in the index by its market capitalization, adjusted by the number of available float shares divided by the company’s total shares outstanding, which means larger companies with more available float shares have greater representation in the index than smaller ones.
The Dreyfus Corporation serves as the Fund’s investment advisor.
Dreyfus VIF Opportunistic Small Cap Portfolio (Unaffiliated with Lincoln Life and LNY):
The investment objective of the Dreyfus VIF Opportunistic Small Cap Portfolio is to seek capital growth.  To pursue this goal, The fund currently considers small-cap companies to be those companies which market capitalizations within the range of those in the Russell 2000 Index at the time of purchase.  As of December 31, 2010, the market capitalization range of companies in the Russell 2000 Index was between $24 million and $6 billion.  Because the fund may continue to hold a security whose market capitalization increases or decreases, a substantial portion of the fund’s holdings can have market capitalizations outside the range of the Russell 2000 Index at any given time.  The fund’s stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign issuers, including those purchased in initial public offerings.  The fund may invest up to 15% of its assets in foreign securities.
The Dreyfus Corporation serves as the Portfolio’s investment advisor.
DWS VIT Small Cap Index VIP (Unaffiliated with Section 26 Applicants):
The investment objective is to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies.
Deutsche Asset Management, Inc., serves as the Fund’s investment advisor.
Janus Aspen Worldwide  Portfolio (Unaffiliated with Section 26 Applicants):
The investment objective is to seek long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio pursues its investment objective by investing primarily in common stocks of companies of any size located throughout the world.  The Portfolio normally invests in issuers from several different countries, including the United States.  The Portfolio may under unusual circumstances invest in a single country.
Janus Capital Management, LLC is the Portfolio’s investment advisor.
LVIP Mondrian International Value Fund (Affiliated with Section 26 Applicants):
The investment objective is to seek long-term capital appreciation.  The Fund pursues its objective by investing primarily in foreign equity securities (principally foreign stocks).
Lincoln Investment Advisors Corporation serves as the Fund’s investment advisor.  The sub-advisor for the Fund is Mondrian Investment Partners Limited.

LVIP SSgA S&P 500 Index Fund (Affiliated with Section 26 Applicants):
The investment objective of the LVIP SSgA S&P 500 Index Fund is to seek to approximate, as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.
           Lincoln Investment Advisors Corporation serves as the Fund’s investment advisor. The sub-advisor for the Fund is SSgA Funds Management, Inc. as of April 30, 2008.
LVIP SSgA Small-Cap Index Fund (Affiliated with Section 26 Applicants):
The investment objective of the LVIP SSgA Small-Cap Index Fund is to approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies.
Lincoln Investment Advisors Corporation serves as the Fund’s investment advisor. The sub-advisor for the Fund is SSgA Funds Management, Inc. as of April 30, 2008.
Neuberger Berman AMT Partners Portfolio (Unaffiliated with Section 26 Applicants): The investment objective is to seek growth of capital.  To pursue this goal the Portfolio invests mainly in common stocks of mid- to large-capitalization companies.  The Portfolio uses a value-oriented investment approach.
Neuberger Berman Management Incorporated serves as the Portfolio’s investment advisor and Neuberger Berman, LLC serves as the Portfolio’s investment sub-advisor.
T. Rowe Price International Stock Portfolio (Unaffiliated with Section 26 Applicants):
The investment objective is to seek long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.
T. Rowe Price International, Inc. serves as the Portfolio’s investment advisor and Price Fleming serves as the Portfolio’s sub-adviser.

The Lincoln National Life Insurance Company has caused this Sixth Amended and Restated Application to be duly signed on its behalf and on behalf of Lincoln National Variable Annuity Account L in the City of Fort Wayne, and State of Indiana, this 22nd day of November, 2011.

The Lincoln National Life Insurance Company

Lincoln National Variable Annuity Account L

By:           /s/ Daniel R. Hayes
Daniel R. Hayes
Vice President

Lincoln Life & Annuity Company of New York has caused this Sixth Amended and Restated Application to be duly signed on its behalf and on behalf of Lincoln Life & Annuity Variable Annuity Account L in the City of Fort Wayne, and State of Indiana, this 22nd day of November, 2011.

Lincoln Life & Annuity Company Of New York

Lincoln Life & Annuity Variable Annuity Account L

By:               /s/ Daniel R. Hayes
Daniel R. Hayes
Vice President

Lincoln Variable Insurance Products Trust has caused this Sixth Amended and Restated Application to be duly signed on its behalf and on behalf of Lincoln Variable Insurance Products Trust in the City of Fort Wayne, and State of Indiana, this 22nd day of November, 2011.

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

By:           /s/ Daniel R. Hayes
Daniel R. Hayes
President

CITY OF FORT WAYNE                   )
                                                      )           SS.
STATE OF INDIANA                        )

VERIFICATION

The undersigned states that he has duly executed the attached Sixth Amended and Restated Application dated November 22, 2011, for and on behalf of The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York, Lincoln National Variable Annuity Account L, and Lincoln Life & Annuity Variable Annuity Account L; that he is a Vice President of The Lincoln National Life Insurance Company and a Vice President of Lincoln Life & Annuity Company of New York; that he is President of the Lincoln Variable Insurance Products Trust and that all action by directors and other bodies necessary to authorize the undersigned to execute and file this Sixth Amended and Restated Application has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel R. Hayes
Daniel R. Hayes

EXHIBIT INDEX

EXHIBIT A	Board Resolutions: The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York and Lincoln Variable Insurance Products Trust

EXHIBIT B                                5-Day Written Notice of Substitutions

EXHIBIT A

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

I, Charles A. Brawley, III, hereby certify that I am the duly elected and qualified Secretary of The Lincoln National Life Insurance Company (the “Company”), that the following is a true and correct copy of a resolution adopted by the Board of Directors at their meeting of September 8, 2006, and that such resolution is in full force and effect as of the date hereof:

Amendment to Segregated Investment Accounts Authorization

06-31	RESOLVED, That, Resolution No. 93-18, adopted by the Board of Directors on May 13, 1993 relating to the authorization of segregated investment accounts, is amended in its entirety to read as follows:

“RESOLVED, That the President of the Company is hereby authorized in his discretion from time to time to establish one or more segregated investment accounts in accordance with the provisions of the Indiana Insurance Law, any one or more of such accounts which may be used for the purpose of maintaining principal and interest as guaranteed by group or individual annuity contracts, whether fixed or variable, group or individual life insurance policies, whether fixed or variable, and funding agreements issued by the Company, and for any other purpose or purposes as the President may determine and as may be appropriate under the Indiana Insurance Law;

RESOLVED, That if in the opinion of legal counsel of the Company it is necessary or desirable to register any of such accounts under the Investment Company Act of 1940 or to register a security issued by any such account under the Securities Act of 1933, or to make application for exemption from registration, the President or such other officers as he may designate are hereby authorized to accomplish any such registration or to make any such application for exemption, and to perform all other acts as may be desirable or necessary in connection with the conduct of business of the Company with respect to any such account;

RESOLVED, That the officers of the Company are authorized to take any and actions as they deem necessary or desirable to effectuate this resolution; and

RESOLVED, That any and all actions taken by the officers of the Company in accordance with this resolution prior to its effective date are ratified and confirmed in all respects.”

I Hereby Further Certify That the person specifically name below has been elected or appointed, qualified and is now serving as an officer of said Company in the capacity indicated before his name:

Office	Name
Vice President	Daniel R. Hayes

Date:  November 21, 2011                       /s/ Charles A. Brawley, III
Charles A. Brawley, III, Secretary

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

I, Charles A. Brawley, III, hereby certify that I am a duly elected and qualified Assistant Secretary of Lincoln Life & Annuity Company of New York (the “Company”), that the following is a true and correct copy of a resolution adopted by the Board of Directors on July 24, 1996, and that such resolution is in full force and effect as of the date hereof:

96-21
RESOLVED, That the chief executive officer of Lincoln Life & Annuity Company of New York (the “Company”) is hereby authorized in his discretion from time to time to establish one or more separate investment accounts in accordance with the provisions of the New York Insurance Law, for such purpose or purposes as he may determine and as may be appropriate under the New York Insurance Law; and

RESOLVED FURTHER, That if in the opinion of legal counsel of the Company, it is necessary or desirable to register any of such accounts under the Investment Company Act of 1940 or to register a security issued by any such account under the Securities Act of 1993, or to make application for exemption from registration, the chief executive officer or such other officers as he may designate are hereby authorized to accomplish any such registration or to make any such application for exemption, and to perform all other acts as may be desirable or necessary in connection with the conduct of business of the Company with respect to any such account.

I Hereby Further Certify That the person specifically name below has been elected or appointed, qualified and is now serving as an officer of said Company in the capacity indicated before his name:

Office	Name
Vice President	Daniel R. Hayes

In Witness Whereof, I have hereunto affixed my name as Assistant Secretary and have caused the corporate seal of said Company to be hereunto affixed this 21st day of November, 2011.

/s/ Charles A Brawley, III
           Charles A. Brawley, III, Assistant Secretary

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
SECRETARY’S CERTIFICATE

I, Cynthia A. Rose, hereby certify that I am the Secretary of the Lincoln Variable Insurance Products Trust (the “Trust”) and that the following is a true and correct copy of a resolution adopted by the Board of Trustees of the Trust at a meeting held on February 24, 2003, and that such resolution is in full force and effect as of the date hereof:

Authority to Execute Documents

“RESOLVED, That, in addition to the authority stated in the Trust's bylaws, each of the President or a Vice President of any class of the Trust is authorized to enter into, execute, and deliver in the name of or on behalf of the Trust or any of its Funds,

(a) all deeds, leases, transfers, contracts, agreements, guarantees, releases, waivers, bonds, notes, checks, drafts and other obligations made, accepted or endorsed by the Trust or any of its Funds,

(b) all endorsements, assignments, transfers, stock powers or other instruments of transfer of securities owned by or standing in the name of the Trust or any of its Funds, and

(c) any other trust instrument that may be deemed by such officer necessary and proper for the business of the Trust or any of its Funds, without further act or resolution of this Board, and the Secretary or any Assistant Secretary of the Trust is authorized to attest the same by his or her signature; provided, however, that this resolution shall have no effect on matters that require specific Board approval under state law or the federal securities laws.”

I further certify that Daniel R. Hayes is the duly elected and qualified President of the Trust, and as such, has authority to execute documents on behalf of the Trust.

In Witness Whereof, I have affixed my signature as Secretary of the Trust this 22nd day of November, 2011.

/s/ Cynthia A. Rose
                Cynthia A. Rose, Secretary

 EXHIBIT B

NOTICE OF SUBSTITUTIONS

The Lincoln National Life Insurance Company
Lincoln National Variable Annuity Account L
Lincoln Life & Annuity Company of New York
Lincoln Life & Annuity Variable Annuity Account L

___________________, 2011

This notice is confirmation to you, owners of, and participants in, the Group Variable Annuity Contracts I, II, or III (the “Contracts”) issued by The Lincoln National Life Insurance Company or Lincoln Life & Annuity Company of New York (“Lincoln”), that on ________________, 2011, (“Substitution Date”) Lincoln replaced shares of funds in Column I (“Existing Funds”) with shares of Funds in Column II (“Replacement Funds”):

Column I (Existing Funds)	Column II (Replacement Funds)

AllianceBernstein VPS Growth Portfolio (Class B)	AllianceBernstein VPS Growth and Income Portfolio (Class B)
Dreyfus Stock Index Fund, Inc.	LVIP SSgA S&P 500 Index Fund (Standard Class)
Dreyfus VIF Opportunistic Small Cap Portfolio (Initial Class)	LVIP SSgA Small-Cap Index Fund (Standard Class)
DWS Small Cap Index VIP (Class A)	LVIP SSgA Small-Cap Index Fund (Standard Class)
Janus Aspen Worldwide Portfolio (Institutional Class)	LVIP SSgA S&P 500 Index Fund (Standard Class)
Neuberger Berman AMT Partners Portfolio (I Class)	LVIP SSgA S&P 500 Index Fund (Standard Blass)
T. Rowe Price International Stock Portfolio	LVIP Mondrian International Value Fund (Standard Class)

As a result, your investments in the Existing Funds were automatically transferred to the sub-account investing in the respective Replacement Fund on the date of the substitutions.  The foregoing substitutions were carried out pursuant to an Order of the Securities and Exchange Commission issued on _______ ___, 2011.

A confirmation statement, showing the amount of the contract value transferred to each of the Replacement Funds as a result of the substitutions, will accompany this notice or will be provided to you under separate cover.  Please review it and the May 1, 2011 prospectuses that were previously sent to you for a description of the Replacement Funds, or you may view the prospectuses at www.LincolnFinancial.com. For at least thirty days following the Substitution Date, you may transfer all or a portion of your contract or cash value (or annuity unit exchange) out of each Replacement Fund to one or more other sub-accounts or fixed account available under the Contracts at no cost and without regard to the usual limit on the frequency of transfers.  To make such a transfer, please call your Customer Service representative at 1-800-341-0441,or log into your account on the internet service center at www.LincolnFinancial.com. Lincoln will not exercise any rights it has reserved under the Contracts to impose restrictions or fees on transfers under the Contracts (other than with respect to “market timing” activities) until at least thirty (30) days after the Substitution Date.